SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

1Q24 Highlights

- **Adjusted EBITDA** of R$1.4 billion in 1Q24
- **Net Income** [1] of R$533.5 million in 1Q24
- **Leverage** of 2.0x EBITDA
- **Operating Cash Generation** of R$ 1.3 billion in 1Q24

- Copel Distribuição **Regulatory Efficiency** of 34.4% adjusted LTM
- **Potential divestment** in small generation assets
- **ILP approval** – commitment to long-term goals
- **Partnership with Google Cloud** as a strategy for digitalization and gains in scale

[1] Considers discontinued operations

Financial indicators

R$ million

Highlight of Indicators	1Q22	1Q21	Δ%
EBITDA (R$ million)	1,399.7	1,522.9	(8.1)
Net Income (R$ million)	533.5	635.5	(16.0)
Earnings per share (R$) [1]	0.18	0.21	(16.0)
Return on Shareholders' Equity [2]	2.2%	3.0%	(26.7)
EBITDA Margin	25.8%	28.9%	(10.6)
Operating Margin	14.2%	16.4%	(13.5)
Book Value per Share (R$)	8.29	8.11	2.2
Net debt/ Shareholders' Net Equity	35.7%	36.9%	(3.3)
Current Liquidity	14.45	14.8	(2.3)
Leverage	2.00	2.50	(20.0)

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Equity for the year.
Values subject to rounding adjustments.

Results Webcast

May, 9, 2024 | 10h BRT/ 9:00 a.m. EST

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RESULTS | 1Q24

List of contents

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operating Costs and Expenses	3
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Result	5
1.6 Consolidated Net Income	5
1.7 Debt	6
2. Investments	8
2.1 Investment Policy	8
2.2 Investment Program	8
3. Copel Geração e Transmissão	9
3.1.1 IFRS Effect on the Transmission Segment	10
3.2 Operacional Performance	10
3.2.1 Generation	11
3.2.2 Hydro and Wind Generation	11
3.2.3 Thermal Generation	11
3.3 Transmission	12
3.3.1 RBSE Reprofiling	12
4. Copel Distribuição	13

4.1 Financial Performance	13
4.1.1 Regulatory Efficiency	14
4.2 Operacional Performance	15
4.2.1 Grid Market (TUSD)	15
4.2.2 Captive Market	15
4.2.3 Concession Agreement	15
4.2.4 Investment and Operational Data	15
5. Copel Mercado Livre	18
5.1 Financial Performance	18
5.2 Operacional Performance	19
6. Performance ESG	20
6.1 Copel pioneers in ESG in the sector	20
6.2 Recent Highlights	20
6.3 Indicators	21
6.4 Ratings, Rankings, and Indexes	22
7. Other highlights	23
Exhibit	29

RESULTS | 1Q24	1

1. Consolidated Results

The following analyses refer to the first quarter of 2024 compared to the same period in 2023.

1.1 EBITDA

Copel's adjusted EBITDA1 (excluding, in addition to non-recurring items, revenues from Copel Dis' VNR, equity and inflation on assets from transmission contracts) was R$1,329.7 million in 1Q24. This amount was 6.3% lower than the R$ 1,418.8 million in 1Q23, mainly reflecting the lower average price of energy sold by Copel GeT, partially offset by the increase in Copel Distribuição's revenue due to the 7.9% growth in the billed wire market in its concession area.

Considering continuing operations (excluding the results of Compagas and UEGA, which are in the process of being divested) and excluding only non-recurring items, adjusted EBITDA was R$1,411.4 million, 10.3% lower than the R$1,573.9 million in 1Q23.

Thus, the main factors that explain the result in the quarter are:

(i)	Copel GeT's EBITDA of R$ 786.6 million, 22.8% lower than the R$ 1,018.7 million in 1Q23, basically as a result of (a) the reduction in the average sale price of energy (R$ 174.86 in 1Q24 compared to R$ 205.98 in 1Q23, a reduction of 15.1%) and the lower performance of wind farms, and (b) the lower remuneration on transmission contract assets, mainly due to lower inflation in the comparison between periods (IPCA of 1.42% in 1Q24 compared to 2.09% in 1Q23), with a negative effect of R$ 32.4 million on Copel GeT's electricity grid availability revenue and R$ 19.8 million on equity results;
(ii)	the increase in expenses with provisions and reversals, with R$ 87.2 million recorded in 1Q24 compared to R$25.8 million in 1Q23 (in recurring terms), mainly due to the reversal of R$14.2 million in the PCLD (allowance for doubtful accounts) in 1Q23 as a result of the recovery of invoices due to the end of the collection restrictions imposed by the COVID-19 pandemic within the distributor, while in 1Q24 there was a provision of R$ 42.3 million.

These events were partially compensated, essentially, by the better result of Copel Distribuição, mainly due to (i) the 7.9% growth in the billed wire market; (ii) the tariff adjustment of June 2023, with an average effect of 6.32% on the Tariffs for the Use of the Distribution System (TUSD); and (iii) the reduction of R$25.3 million in the line of "other operating costs and expenses", due, basically, to the higher recovery of taxes and disposal of assets.

Considering discontinued operations, adjusted EBITDA, excluding only non-recurring items, was
R$ 1,432.5 million in 1Q24, with a variation of 11.5% lower than the R$ 1,617.8 million in 1Q23, a reflection, in addition to factors mentioned, the lower result of Compagas due to the lower sales volume for the cogeneration and industrial segments.

Adjusted Consolidated EBITDA

Note. Considers discontinued operations and equity

The non-recurring items that were neutralized for the calculation of adjusted EBITDA are shown in the following table:

1 Excluding non-recurring items, fair value of Copel Distribuição's indemnifiable concession assets (VNR), and IFRS effects on transmission contract assets.

RESULTS | 1Q24	2

In 1Q24, the following non-recurring items were recorded: (i) R$ 12.8 million related to the fair value of Copel Mercado Livre's power purchase and sale agreements (mark-to-market), an amount calculated by the difference between the contracted price and the future market price estimated by the Company; and (ii) partial reversal of impairment of generation assets in the amount of R$ 1.2 million, basically referring to the GPS HPP.

In the context of transmission assets, item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating revenue from continuing operations totaled R$5,417.0 million in 1Q24, up 2.8% from R$5,267.6 million in 1Q23. This result is mainly a reflection of:

(i)	the increase of R$ 309.1 million (+20.7%) in revenue from the availability of the electricity grid, mainly due to the 7.9% growth in the billed wire market of Copel Distribuição, which considers the compensated energy of Mini and Micro Distributed Generation – MMGD and the tariff adjustment of June 2023 of Copel Distribuição, with an average effect of an increase of 6.32% in the tariffs for the use of the distribution system (TUSD);
(ii)	the increase of R$ 301.3 million (+15.8%) in electricity supply revenue, mainly due to the growth of 7.7% in the billed captive market and the tariff adjustment applied to the distributor's Energy Tariff (TE) component in June 2023, with an average effect of 17.4%; and
(iii)	the increase of R$ 45.3 million in construction revenue, mainly due to the increase in the volume of works related to Copel Distribuição's "Transformation" program, which includes investments aimed at improving and modernizing infrastructure and improving customer service; and

These increases were partially offset, above all, by (i) the reduction of R$298.6 million in the result of sectoral financial assets and liabilities (CVA), mainly reflecting the reduction in costs with sectoral charges and financial components; (ii) the decrease of R$ 152.4 million in revenue from the supply of electricity, basically due to the lower average price in the sale of energy and the lower performance of Copel GeT's wind complexes; and (iii) the decrease of R$48.4 million in "other operating revenues", mainly due to the lower fair value in the purchase and sale of energy (mark-to-market) of Copel Mercado Livre.

Operating Income Breakdown

1.3 Operating Costs and Expenses

In 1Q24, operating costs and expenses from continuing operations totaled R$4,463.6 million, an increase of 6.8% compared to R$4,180.1 million in 1Q23, mainly due to:

RESULTS | 1Q24	3

(i)	the growth of R$ 152.5 million with electricity purchased for resale (+8.4%) basically as a result of higher costs within the distributor with the increase of 71.7% (+R$ 178.8 million) in the financial compensation of energy from distributed generation systems and growth of 3.2% (+R$ 30.1 million) in expenses with energy contracted in the regulated environment (CCEARs), partially offsetting the reductions of R$48.4 million with bilateral contracts and R$33.7 million with acquisitions in the short-term market (MCP) of CCEE;
(ii)	the increase of R$97.1 million with provisions and reversals, mainly the effect of (a) the provision for doubtful accounts (PCLD) of R$42.3 million in 1Q24 compared to the reversal of R$14.2 million in 1Q23, as a result of the end of the collection restrictions imposed on the distributor by the COVID-19 pandemic, (b) the partial reversal of impairment generation assets in the amount of R$36.9 million in 1Q23 (R$1.2 million in 1Q24), and (c) the increase of R$4.8 million with provisions for litigation in civil lawsuits, mainly;
(iii)	the increase of R$ 71.6 million (+10.6%) with "charges for the use of the electric grid" justified, mainly, by higher costs with the transportation of energy in the basic grid; and
(iv)	the growth of R$ 11.7 million with third-party services, basically due to higher costs with maintenance of the electrical system (a) within the scope of the distributor, mainly due to the greater number of interventions in the grid due to inclement weather, and (b) within the scope of Copel GeT, as a result of the increase of R$ 8.4 million in expenses with maintenance of wind farms (Cutia and Vilas, mostly).

These increases were partially offset by the reduction of 13.3% (R$110 million) in manageable costs (PMSO), mainly due to (i) a reduction of R$118.8 million in personnel expenses for managers, resulting from the indemnity of R$138.2 million related to the bonus of the additional third of vacation paid in January 2023, after a collective bargaining agreement signed with employees. This compensatory indemnity replaced the benefit of additional vacation allowance, dealt with in previous Collective Bargaining Agreements. The indemnity ceased the payment of this benefit, and only the constitutional third of vacation was preserved for the employees (CF, 7th, XVII); and (ii) a decrease of R$5.4 million in the "other operating costs and expenses" line, due, especially, to the higher recovery of taxes and disposal of assets within the scope of the distributor. Reductions partially offset by the growth of R$ 11.7 million with third-party services, basically due to higher costs with maintenance of the electric system within the distributor, due to the greater amount of bad weather, and within the scope of Copel GeT, due to the increase of R$ 8.4 million in expenses with maintenance of wind farms.

Neutralizing the effects of the severance pay for the additional third of vacation and the provisions related to profit sharing (PLR) and performance bonus (PPD), there was an increase of 5.9% in expenses with personnel and managers, in line with the salary recomposition for the period provided for in the collective bargaining agreement and in the Company's compensation policy.

Evolution of the establishment plan

RESULTS | 1Q24	4

Breakdown of Costs and Expenses

It is worth mentioning that the company, in 2023, changed the way in which the item "monetary update on provisions for litigation" is accounted for, which is no longer recorded in the line of provisions and reversals and is now part of financial expenses. More information can be found in Note 28.1 to our Financial Statements.

1.4 Equity in Earnings of Subsidiaries

The equity result of Copel's jointly controlled projects and other affiliates decreased by R$ 22.4 million compared to the same period of the previous year (R$ 81.6 million, compared to R$ 104.1 million recorded in 1Q23), as a result of the lower remuneration on transmission contract assets, basically explained by the lower inflation (IPCA) in 1Q24 (1.42%) compared to 2.09% in 1Q23. More details can be viewed in Annex I.

1.5 Financial Result

In 1Q24, the financial result was negative at R$ 268.2 million, compared to negative R$ 329.2 million recorded in 1Q23, reflecting an improvement of 18.5%.

Financial revenues increased by R$19.4 million, mainly due to the higher income from investments, mainly due to the higher volume of cash resources.

Financial expenses decreased by R$41.6 million, mainly due to the decrease of R$39.9 million due to monetary variation and debt charges, due to lower interest rates in the period.

1.6 Consolidated Net Income

In 1Q24, considering discontinued operations, Copel recorded net income of R$ 533.5 million, compared to R$ 635.5 million in 1Q23 (a decrease of 16.0%). In addition to the items already mentioned, the growth of R$ 33.2 million in the item "depreciation and amortization" contributed to the reduction in the result, mainly due to the investment cycle of Copel Distribuição and the entry, as of January 30, 2023, of assets associated with the Aventura and Santa Rosa & Mundo Novo Wind Complexes.

RESULTS | 1Q24	5

1.7 Debt

Copel's total consolidated debt, considering the result of continuing operations, totaled R$15,046.5 million on March 31, 2024, a change of 0.6% compared to the amount recorded on December 31, 2023, of R$14,962.3 million.

At the end of 1Q24, the Company's gross indebtedness represented 60.9% of consolidated shareholders' equity, which was R$24,725.3 million.

The following table and graphs show the indebtedness of Copel and its subsidiaries at the end of the first quarter of 2024.

Debt by Subsidiary

Note: the Company has at Availability the amount of R$ 2.0 billion related to the funding in the Primary Offering of Shares for the payment of the Grant Bonus for the renewal of the concessions of the FDA, Segredo and Salto Caxias plants.

Adjusted Net Debt/Adjusted EBITDA

Debt Indexes

Average cost: 9.62%

Amortization - R$ million

Average Term: 3.9 years

RESULTS | 1Q24	6

Weighted Average Cost and Average Term

Copel's consolidated debt at the end of the first quarter of 2024, considering Compagas' 4th issuance of simple debentures in July 2023 in the current amount of R$ 265.0 million, totaled R$ 15,311.5 million.

RESULTS | 1Q24	7

2. Investments

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. This Policy was analyzed and approved by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in capital allocation, being an essential tool for the execution of strategic guidelines for sustainable growth, shareholder value generation and continuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities into three groups that will be prioritized as follows:

(i)	Operational Investments: capacity expansion and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with emphasis on greenfield and brownfield opportunities that provide operational synergies to the Company. Includes portfolio review and divestments; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

2.2 Investment Program

The Investment Programs follow their schedules in each development project. In 1Q24, the amount realized in the investment program was R$ 592.0 million, of which R$ 534.6 million was realized by Copel Distribuição, R$ 33.9 million by Copel Geração e Transmissão (Generation and Transmission),
R$ 22.6 million by Copel Serviços and others and R$ 0.9 million by Copel Holding and Copel Mercado Livre.

The investments made at Copel Distribuição aim to expand and automate the electrical infrastructure in the concession area, mainly through the Paraná Trifásico, Smart Grid and Total Reliability programs (see item 4.2.4). Of the amount allocated per quarter, 91.9% was allocated to investments in electrical assets (net of special obligations), 5.7% to investments in non-electrical assets and 2.4% to other investments.

1 Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and Confiabilidade Total.

2 Includes Facility Modernization Plan - PMI.

3 Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines and other projects.

4 Includes innovation plan in the energy sector and aligned with the investment thesis, Copel's innovation programs and ESG practice.

RESULTS | 1Q24	8

3. Copel Geração e Transmissão

3.1 Financial Performance

Copel GeT presented an adjusted EBITDA of R$686.4 million, an amount 17.2% lower than the R$829.5 million recorded in 1Q23. This result mainly reflects the reduction in revenue from “Electricity sales to distributors” by R$ 160.5 million, due to (i) lower average energy price for 2024 of R$ 174.86 compared to R$ 205.98 in 1Q23 , despite the increase in energy sold (5,778 GWh in 1Q24 compared to 5,669 GWh in 1Q23); and (ii) increase in generation diversion in wind complexes, with an increase in revenue frustration of R$49.1 million; partially offset by (iii) increase in energy sold in regulated auctions (CCEARs) with full incorporation in the quarter of Complexes Aventura and Complexo SR&MN (+R$30.7 million) and increase of R$10.3 million, with the start of supply in the ACR of the Vilas Wind Complex and PCH Bela Vista.

Lower remuneration on transmission contract assets also contributed to the result, with a reduction of R$32.4 million in Copel GeT's “use of the main distribution and transmission grid”, mainly due to the periodic tariff review applied to contracts and lower inflation in comparison between periods (IPCA of 1.42% in 1Q24 compared to 2.09% in 1Q23). Item 3.1.1 presents the regulatory accounting of results for the purpose of verifying the IFRS (International Financial Reporting Standards) effect on transmission assets.

Additionally, an increase in costs with the acquisition of “electricity purchased for resale” was recorded by R$ 11.8 million, essentially a consequence of the lower performance of wind farms.

Regarding non-recurring items in 1Q24, a partial reversal of impairment of generation assets in the amount of R$1.2 million was recorded, essentially from UHE GPS.

Expenses with PMSO, excluding provisions and reversals, decreased by 8.4%, influenced by:

(i)	lower costs with "personnel and administrators" of R$ 34.2 million, mainly justified by the non-recurring record in 1Q23 (-R$ 42.4 million), referring to the additional third of vacation bonuses;

This reduction was partially offset by:

(i)	an increase of R$ 1.9 million in expenses with "third-party services", mainly due to the maintenance costs of the wind farms;
(ii)	the increase in "Other operating costs and expenses" by 19.9%, mainly due to the increase in costs with financial compensation for the use of CFURH water resources (+R$ 5.4 million) and payment of property tax and municipal contributions (+R$ 2.3 million), mainly due to adjustments approved by the municipalities.

Neutralizing the effects of provisions relating to PLR, PPD and Indemnity, there is a 10.4% increase in personnel and managers costs in the quarterly comparison, justified mainly by the salary recovery in

RESULTS | 1Q24	9

2023, in accordance with the collective agreement and salary policy, and the lower amount of labor allocated to fixed assets, given the lower volume of works at Copel GeT.

Net income with discontinued operations was R$291.8 million in 1Q24, compared to R$413.0 million in 1Q23, a reduction of 29.3% when comparing the quarters. This result reflects, in addition to the items discussed previously, (a) the growth of (+R$ 16.9 million) in the item “depreciation and amortization”, mainly due to the incorporation of the Aventura and SR&MN Wind Complexes (+R$ 7 .1 million); the reduction of R$53.2 million in the financial result deficit, resulting from the lower amount of debt and the lower CDI; and (c) lower expenditure on income tax and social contribution.

3.1.1 IFRS Effect on the Transmission Segment

3.2 Operational Performance application of CPC 47 / IFRS 15 on the corporate statements in the transmission segment.

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission segments.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal power plants, totaling 6,966.7 MW of installed capacity and 3,156.6 average MW of physical guarantee. In the Transmission segment, Copel has a total grid of 9,685 km of transmission line and 53 basic grid substations, considering the stakes.

For more information on generation and transmission operational data, see Annex IV.

RESULTS | 1Q24	10

3.2.1 Generation

Copel's generating complex is composed of 94% renewable sources such as hydro and wind.

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms in 1Q24 was 6,639 GWh (compared to 6,430 GWh in 1Q23). The increase is mainly due to the acquisition of the Aventura and SRMN wind complexes, which became part of the Copel group as of February 2023. In relation to the energy sold in 1Q24, Copel GeT's hydropower plants (including the Foz do Areia HPP and Bela Vista SHP) recorded an increase of 2.1% and the wind farms recorded an increase of 1.1%, mainly due to the increase in energy sold in regulated auctions (CCEARs) by the Aventura and SR&MN Wind Complexes.

3.2.3 Thermal Generation

Araucária TPP

It is a natural gas-fired generation plant with an installed capacity of 484.2 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the so-called "merchant" modality in which the plant operates without contracts for the sale of electricity, either in the free environment (ACL) or regulated (ACR), subject to fluctuations in the Price for Settlement of Differences – PLD. In this modality, the thermoelectric plant is centrally dispatched by the National Electric System Operator (ONS), in situations where the Marginal Cost of Operation (CMO) of the electric system exceeds its Unit Variable Cost (CVU) approved by ANEEL, or out of the merit order, when requested by the ONS. For the Araucária TPP, which is in the process of being divested by Copel, there was no dispatch in 1Q24, due to hydrological conditions.

RESULTS | 1Q24	11

Thermal Power Plant Figueira

On February 23, 2024, Aneel's Technical Inspection Superintendence (SFT), through Order No. 561/2024, authorized the suspension of the commercial operation of the generating unit – UG1 of the Figueira TPP. Copel has also formalized with the granting authority the withdrawal of the request for extension of the concession of the asset and is awaiting a statement from the Ministry of Mines and Energy. The thermoelectric plant with 20 MW of installed power, powered by coal, does not have current power supply contracts. This claim is another step in Copel's strategic plan to decarbonize its power generation portfolio.

In 1Q24, generation was 3.0 GWh.

GSF and PLD

3.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission grid, Copel provides services to projects of other concessionaires with the quality of those who have accumulated 69 years of experience in the sector. The Transmission projects are listed in Annex IV, including the projects of Copel Geração e Transmissão (Copel Generation and Transmission), West Coast SPEs, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPEs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

Concession Agreement 060/2001 represents 42.5% of Copel GET's annual permitted transmission revenue (RAP), also considering the shareholdings. Below, we describe the flow of receipt of the portion of the Revenue related to the Basic Grid of the Existing System – RBSE for the next cycles. It is important to note that they may be changed in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory body. The values referring to O&M from the 2023-2024 cycle were adjusted by the IPCA.

Note:

Economic component: future values based on the 2023-2024 cycle (according to REH 3,216/2023 of 06/30/2023)

Financial component: values published in REH 2,847/21. Subject to revision during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2023-2024 cycle taken from the REH of each cycle, with cycle price reference (June of the year of publication)

RESULTS | 1Q24	12

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição posted adjusted EBITDA, excluding VNR, of R$ 616.7 million in 1Q24, an increase of 27.9% due to: (i) the 7.9% growth in the billed wire market, mainly due to higher temperatures (see item 4.2.1), (ii) the tariff adjustment in June 2023, with an average increase of 6.32% in the Distribution System Use Tariffs (TUSD), and (iii) the increase of 4.5% (R$ 5.1 million) in other operating revenues, due to the increase in pole-sharing contracts and their contractual adjustment by the IGP-M.

These gains were partially offset by the increase of R$63.6 million in provisions, mainly (i) the provision for doubtful debts (PCLD) of R$39.5 million in 1Q24 compared to a reversal of R$15.4 million in 1Q23, as a result of the recovery of invoices due to the end of the charging restrictions imposed on the distributor due to the COVID-19 pandemic in that period, and (ii) the increase of R$8.7 million (26.3%) in provisions for litigation, mainly civil and administrative.

Manageable costs (PMSO) showed a reduction of 19.0%, mainly reflecting (i) the 31.0% reduction in personnel and management costs, due to the incidence of the additional one-third vacation allowance of R$ 90.7 million in 1Q23, (ii) the 58.3% decrease in other operating costs and expenses, essentially related to the recovery of taxes (+R$12.2 million) and gains from the deactivation of assets and rights (+R$ 6.4 million), influenced by the sale of land; and (iii) the 12.6% reduction in material costs, mainly due to the reduction in IT costs and fuel and vehicle parts; partially offset by the 4.2% increase in third-party services, mainly caused by higher expenses with maintenance of the electrical system, due to increased rainfall, incidences of bad weather and contractual adjustments.

The personal account and management account, excluding the indemnity of the additional third of vacation and the effects of the provision of PPD and PLR, recorded an increase of 3.7%, due to the salary adjustment for the period provided for in the collective agreement and salary policy.

Copel Distribuição's net income in 1Q24 was R$ 241.9 million, an increase of 73.2%, due to higher operating results, mainly due to the improvement in operating results due to the growth of the billed wire market and TUSD's tariff adjustment, partially offset by a 27.0% reduction in financial revenues. The following are the main indicators of Copel Distribuição:

RESULTS | 1Q24	13

In 1Q24, the following also stand out:

(i)	the 27.8% growth in revenue from “use of the main distribution and transmission grid” (TUSD), due to the 7.9% growth in the billed wire market, which considers compensated energy from Mini and Micro Distributed Generation – MMGD, and the tariff adjustment of June 2023, with an average effect of a 6.32% increase in tariffs for the use of the distribution system (TUSD). Also contributing to this growth was the reduction of R$ 26.0 million in the Energy Development Account – CDE, a reduction account for the item, which constitutes a sectoral liability in the CVA to maintain the neutrality of the charges for the distributor;
(ii)	the 31.3% increase in “electricity sales to final customers” revenue, due to the 7.7% increase in the billed captive market, valued by the average effect of a 17.4% increase in the Energy Tariff (TE) component in the 2023 tariff adjustment;
(iii)	the 88.5% reduction in revenue from “electricity sales to distributors”, due to lower revenue from the settlement of energy in CCEE's Short-Term Market;
(iv)	negative R$ 54.4 million in 1Q24 (compared to positive R$ 244.6 million in 1Q23) in the item “result of sectorial financial assets and liabilities”, due to the constitution of financial components (overcontracting and neutrality);
(v)	the increase of 14.1% in the costs of “charge of the main distribution and transmission grid”, due to higher expenses with: charges for the use of the basic grid (+R$ 99.2 million), due to the adjustment of the RAP, power transportation from Itaipu (+R$ 22.2 million), due to the increase in the tariff, and charges for System Services – ESS (+R$ 9.0 million), due to additional thermal dispatch for the electrical safety of the system, partially offset by the reduction of R$33.0 million in Reserve Energy Charges; and
(vi)	the 11.9% increase in the costs of energy purchased for resale, mainly due to the increase of 75.6% (R$ 178.8 million) with the Compensation System, as a result of the 55.0% increase in the volume of energy compensated from MMGD, valued by the average effect of a 17.4% increase in the Energy Tariff (TE) component, and the increase of 3.4% (R$ 31.9 million) in expenses with electricity from ANEEL auctions, partially offset by a 37.6% reduction (R$ 30.6 million) in expenses with electricity purchased in CCEE's Short-Term Market.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$ 2,239,7 million in the last 12 months, equivalent to an efficiency of R$ 573,8 million, 34,4% above the regulatory EBITDA.

Note: Regulatory EBITDA is calculated based on the WACC values on Remuneration Base + Special Obligations + LPLT/RGR, and QRR published in ANEEL Technical Notes in Tariff Revision or Adjustment events.

RESULTS | 1Q24	14

4.2 Operacional Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's wire market, made up of the captive market, the supply to concessionaires and permissionaires within the State of Paraná and all the free consumers existing in its concession area, had an increase of 10.3% in electricity consumption in the 1Q24 compared to the same period of the previous year, mainly due to higher temperatures. The billed wire market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, increased 7.9% in the quarter.

4.2.2 Captive Market

The captive market showed an increase of 11.7% in electricity consumption in 1Q24 compared to the same period of the previous year. The billed captive market, which considers energy offset from MMGD, increased by 7.7% in the quarter.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for the Distribution of Electric Energy No. 46/1999 of Copel Distribuição S.A., which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year following the conclusion of the contract, non-compliance with the quality criteria for three consecutive years or economic and financial management for two consecutive years implies the opening of the forfeiture process. For the criterion of quality of distribution service provision, ANEEL defined the limits of Equivalent Duration of Interruption per Consumer Unit (DEC) and Equivalent Frequency of Interruption per Consumer Unit (FEC) for the years 2021 to 2026. For the DEC, the result for the last 12 months calculated in March 2024 was 8.21 hours. For the FEC, the result in the same period was 5.27 interruptions.

The criterion of efficiency of economic and financial management will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequality:

4.2.4 Investment and Operational Data

Transformation Program - a broad investment plan aimed at modernizing, automating and renewing the distribution grid and private communication grid with standardized technologies to serve automation equipment. Among the expected benefits are the reinforcement of rural grids to reduce disconnections and ensure support for the growth of agribusiness in the State of Paraná, reduction of costs with O&M and commercial services and improvement in the control of the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program consists of 3 pillar projects to achieve the objectives:

•       Paraná Three-Phase: represents the improvement and renewal of rural distribution grids in the Company's concession area, with the implementation of a three-phase grid and the creation of redundancy in the main rural branches. By the end of March 2024, 16,286 km of grid had been built.

RESULTS | 1Q24	15

•       Smart Grid: aims to implement a private communication grid with standardized technology to serve all distribution grid automation equipment and advanced metering infrastructure. By the end of March 2024, 703,617 smart meters had been installed. In phase 1 of the program, advances were identified for our operation, with the reduction of man-hours and km driven, fewer non-technical losses, improvement in quality and reduction of compensations, with estimated benefits in the order of R$ 49 million/year.

•       Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment in the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand grid circuits and equipment Self Healing. By the end of March 2024, the project had completed 85.36% of the planned schedule.

The Transformation Program covers the construction of approximately 25,000 km of new grids, 15,000 new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grids - deployment of compact grids predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grids and protected grids exclusively in rural areas. Compact grids prevent tree cutting and pruning and improve the quality of supply by reducing the number of shutdowns. Protected nets also improve the quality and reliability of the system, as they prevent interruptions due to contact with vegetation or other objects and inclement weather. At the end of March 2024, the length of the compact and protected grids installed was 29,051 km, compared to 24,135 km in March 2023, an increase of 4,916 km, or 20.36% in twelve months.

Isolated Secondary Grid - investment in isolated secondary grids at low voltage (127/220V), which have significant advantages over the conventional overhead grid, such as: improving DEC and FEC indicators; making energy theft more difficult; improving environmental conditions; reducing pruning areas; increasing safety; reducing voltage drop along the grid; increasing the useful life of transformers by reducing the number of short circuits in the grid, among others. At the end of March 2024, the length of isolated secondary distribution grids installed was 23,028 km, compared to 22,105 km in March 2023, an increase of 923 km, or 4.17% in twelve months.

Losses - Losses are related to electricity that circulates through transmission lines and distribution grids, but is not sold, due to technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and the electricity billed to their consumers, being segmented as "technical" and "non-technical". Technical Losses are inherent to the activity of electricity distribution and occur due to its dissipation during the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of March 2024, Technical Losses in the last 12 months were 2,170.9 GWh, compared to 2,041.6 GWh in March 2023.

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion of the grid), fraud (meter tampering or deviations), reading, measurement and billing errors. These losses are largely associated with the management of the concessionaire and the socioeconomic characteristics of the concession areas. In this sense, the Company maintains a Program to Combat Non-Technical Losses, which consists of several actions aimed at reducing or maintaining the current level of non-technical losses, through the following actions:

✓  Improvement of actions to combat irregular procedures;

✓  Investments aimed at the provision and/or acquisition of equipment for inspection;

✓  Elaboration and execution of specific training related to commercial losses;

✓  Conducting inspections, both in Medium and Low Voltage;

✓  Educational notes in the press and messages on the electricity bill.

✓  Joint operations with the Civil Police and the Public Prosecutor's Office;

✓  Opening of a police investigation in the regions where significant numbers of irregular procedures were found.

At the end of March 2024, Non-Technical Losses in the last 12 months were 534.8 GWh, compared to 752.4 GWh in March 2023. It is worth highlighting that the targets established for the reasonable tariff for Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to the Aneel Report on Electricity Losses in Distribution 2023, the complexity index of Copel Distribuição's concession is one of the lowest compared to other concessionaires in Brazil. At the

RESULTS | 1Q24	16

end of March 2024, Total Losses were 2,705.8 GWh, compared to 2,794.0 GWh in March 2023. In terms of classification, Total Losses were made up of 80.2% Technical Losses and 19.8% of Non-Technical Losses.

GWh - 12 Months	Mar/20	Mar/21	Mar/22	Mar/23	Mar/24
Injected Energy	32,954	33,075	34,861	35,285	37,519
Distribution Losses	2,403	2,636	2,627	2,794	2,706
Technical Losses	1,993	2,000	2,017	2,042	2,171
Non-Technical Losses	410	636	610	752	535

* Losses reflect the difference between the measured load and the billed market. In 2020, with the onset of the Covid-19 pandemic, cargo suffered a rapid retraction and the market did not respond at the same speed, due to the mismatch between the measurement schedule and the consumer billing calendar, reducing the volume of losses in this period.

The tariff pass-through of efficient loss levels is provided for in the concession contracts and these losses are included in the energy purchase costs up to the regulatory limit stipulated by ANEEL. Despite the total losses presenting percentages marginally above the regulatory one, the methodology for regulatory calculation uses the invoiced market and within this methodology, no loss glosses were calculated for Copel Distribuição in the annual tariff adjustment cycles of 2022 and 2023.

RESULTS | 1Q24	17

5. Copel Mercado Livre

5.1 Financial Performance

Copel Mercado Livre posted adjusted EBITDA of R$30.7 million in 1Q24, 39.2% lower than in 1Q23, mainly due to the reduction in revenues from the sale of electricity, the reduction in margins from the sale of energy and the increase of R$0.8 million (+162.5%) in provisions for litigation and doubtful accounts. Considering the non-recurring effects2 listed below, EBITDA reached R$17.8 million, a reduction of 82.0% compared to the same period of the previous year, mainly due to the reasons indicated above and, mainly, due to the entry of customers into the base and the increase in the sensitivity of delinquency given by the credit risk rate with an effect on the mark-to-market.

Manageable costs, excluding provisions and reversals, reduced 14.7% compared to 1Q23, mainly as a result of the 33.0% reduction in personnel and administrator costs, due to the incidence of compensation for the additional third of vacations in 1Q23, of R$1.6 million, partially offset by the 48.6% increase in third-party services, mainly due to the increase in expenses with communication, processing and data transmission, and 22.1% with other operating costs and expenses, due to the increase in advertising and advertising expenses with projects to support social development and sport through tax incentives, which have no impact on the result and still contribute to the brand's exposure and positioning strategy.

The personal and management costs, excluding the incidence of compensation for the additional third of vacation and the PLR and PPD effects, recorded a reduction of 8.9% in 1Q24, even without changes in the number of employees and the salary adjustment of 4.51% in October 2023. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 3.40% between 1Q23 and 1Q24, the personnel and administrators cost line recorded a reduction in real terms of 11.9%.

Copel Mercado Livre's net income in 1Q23 was R$ 17.6 million, a reduction of 75.1%, due to the lower operating result justified previously, partially offset by the financial result with increased revenue from financial investments (+R $0.2 million) and late payment charges on invoices (+R$0.1 million). Below, the main indicators of Copel Mercado Livre:

2 The main non-recurring item for COPEL Mercado Livre is the fair value of the power purchase and sale agreements (mark-to-market) - an amount calculated by the difference between the contracted price and the future market price estimated by the Company - mainly as a result of the execution of contracts that left the base and the increase in the sensitivity of default given by the credit risk rate.

RESULTS | 1Q24	18

5.2 Operacional Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is among the largest in the country in terms of energy volume sold in a free contracting environment, offering more savings and peace of mind for customers in all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling energy and providing services in the ACL. In March 2024, the Company registered 1,487 customers/contracts, a reduction of 12.0% compared to the same period of the previous year. The amount of energy sold reached 6,042 GWh sold in 1Q24, an increase of 2.5% compared to the same period of the previous year. The graph below depicts the evolution of Copel Mercado Livre in terms of quantity of GWh sold and number of consumers.

RESULTS | 1Q24	19

6. Performance ESG

6.1 Copel pioneers in ESG in the sector

Copel was the 1st company in the sector to produce an Environmental Impact Report for a generation project, and the 1st company in the energy sector in Brazil to become a signatory to the UN Global Compact in 2000. The Company promotes actions for the dissemination of the UN 2030 Agenda and the implementation of the SDGs in the electricity sector. Copel adhered to the "Pact for Water and Energy Resilience" Commitment and also received the Pro-Gender and Race Equity Seal from the Federal Government. The Company received the Pro-Ethics Seal, 2018-2019 and 2020-2021 editions, granted by CGU and the ETHOS Institute, for the voluntary adoption of integrity measures, with public recognition for the commitment to implement measures aimed at the prevention, detection and remediation of acts of corruption and fraud. Copel participates in the 100% Transparency Movement of the UN Global Compact, the first and largest initiative to promote corporate transparency in Brazil.

6.2 Recent Highlights

▪	Copel achieved an A- rating of the CDP Disclosure Insight Action, formerly known as the Carbon Disclosure Project, reinforcing its commitment to ESG.
▪	For the 18th time, Copel is in the ISE B3 – Corporate Sustainability Index portfolio, ranking among the 15 best-placed companies in the general ranking and 4th in the Brazilian Electricity Sector;
▪	Copel promoted the SDG in Practice Seminar, with the purpose of disseminating Copel's practices in relation to the SDGs, the event was attended by the company's senior leadership, including the board of directors and members of the Boards, as well as employees, suppliers and partners.
▪	Copel signed the Share Purchase and Sale agreement related to its equity interest in UEG Araucária S.A. ("UEGA"), in line with the decarbonization process of the generation matrix and adhering to Copel's Corporate Strategic Planning – Vision 2030, strengthening the pillars for the continuity and sustainable growth of the business.
▪	Copel concluded its 2023 materiality process, where 10 material topics were defined, namely: Corporate Governance; Economic and financial performance; Customer satisfaction; Environmental commitment; Social Commitment; People Management; Well-being, health and safety for the workforce; Transformation of the energy sector; Security of the population; Sustainable Supplier Management. For the first time, the Company also carried out the double materiality, that is, it worked on the ESG and financial analysis together, strengthening its corporate strategy.
▪	For the first time, Copel carried out the Double Materiality process, which crosses the perception of stakeholders on the topics that the Company should prioritize, with the financial impacts of these topics on the business. The themes were united in ten groups, highlighting the entry of "Population Security" and "Sustainable Management of Suppliers". Nevertheless, the stakeholder consultation was one of the largest ever undertaken by the company.
▪	The transformation of Copel into a Corporation led to the revision of several Corporate Policies, Regulations and Bylaws, keeping the Company's Governance in line with the best practices in the market.
▪	For the second consecutive year, the Company participated as a partner in "Empowering Refugees" in Curitiba, a UN Women project that aims to increase the employability of migrant women. Copel works on the project mainly through corporate volunteering.
▪	Approval of NPC 0303 - Sustainability Policy by Copel's Board of Directors, concentrating in a single standard all matters related to sustainability.

Environmental

▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based targets (SBTi), with the purpose of neutralizing Scope 1 Greenhouse Gas (GHG) Emissions, for the assets that Copel has operational control over (according to the concept established in the GHG Protocol methodology) by 2030;

RESULTS | 1Q24	20

▪	Net Zero Ambition Movement – Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of greenhouse gases by 2030;
▪	It is part of the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs – Solidary Selective Collection; Cultivate Energy Program; Electricidania; Good Neighbor Program; Diversity Commission; Human rights; EducaODS; Enlightening Generations; More than Energy, among others.
▪	It reformulated its Sustainability Policy, which now includes corporate policies on Human Rights, Stakeholder Engagement, Private Social Investment, Climate Change, Biodiversity and Environmental.
▪	It has a Policy, People Management, Occupational Health and Safety, among others.

Governance

▪	It has statutory advisory committees to the Board of Directors: Statutory Audit Committee - CAE; Statutory Sustainable Development Committee (CDS), Investment and Innovation Committee (IIC) and People Committee (CDG);
▪	The Board of Directors is composed mostly of independent members;
▪	The Statutory Audit Committee (CAE) is made up of independent members, one of whom is an external member;
▪	Establishment of Variable Compensation with ESG goals – 2023: 30% of the PPD;
▪	Listed in Level 2 of B3's Governance;
▪	Review of Corporate Policies for Transactions with Related Parties and Conflict of Interest and Integrity;
▪	On 08/11/2023, Copel was transformed into a Corporation. As a result, the company became a company with dispersed capital and no controlling shareholder.
▪	Joined the 100% Transparency Movement of the UN Global Compact;

Priority SDGs for the Brazilian Electricity Sector

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

Regarding the GHG scope 1 indicator (tCO2), the increase recorded is due to the resumption of the commercial operation of the Figueira TPP, on 12/07/2022, by ANEEL Order No. 2502/2022, with generation until September 2023. In line with the plan to have a 100% clean generation matrix, in October 2023 the Company filed a letter with the Ministry of Mines and Energy (MME) requesting the withdrawal of the intention to extend the concession of the Figueira TPP. In February 2024, Aneel decided to suspend commercial operation, and the plant will be hibernated.

RESULTS | 1Q24	21

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year
	15th position 4º in SEB	2023
	CSA Score 70	2023
	A-	2023
	Sim	2023
	Medium Risk	2023
	A	2023

RESULTS | 1Q24	22

7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: DCF = Cash generated by Operating activities, deducted from net cash used by investment activities, being: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year , before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below demonstrates the calculation of the FCD on March 31, 2024:

R$ mil
03.31.2024
CASH FLOW FROM OPERATIONAL ACTIVITIES
CASH GENERATED BY OPERATING ACTIVITIES	1,326,148
CASH FLOW FROM INVESTMENT ACTIVITIES
FROM CONTINUING OPERATIONS	(564,907)
FROM DISCONTINUED OPERATIONS	(3,721)
NET CASH USED FROM INVESTMENT ACTIVITIES	(568,628)
AVAIABLE CASH FLOW “FCD”	757,520

In line with the dividend policy, considering the above DCF and the leverage level, the 69th Annual General Meeting approved the payment of interest on equity, declared on 09.20.2023, in the amount of R$ 501.0 million (ex date 09.29.2023), and dividends in the amount of R$ 131.1 million. Both payments will be made on 28.06.2024.

Long-Term Incentive Plan - ILP

The Company's 210th Extraordinary General Meeting held on April 22, 2024, approved the "Plan for the Granting of Restricted Shares and Performance Shares", which will be attended by managers and employees of the Company and its subsidiaries. The Plan managed by the Board of Directors with the support of the People Committee establishes a dilution limit of up to 1.0% of the Company's total capital stock, up to 0.2% for Restricted Shares and up to 0.8% for Performance Shares. The ILP consolidates the Company's meritocratic practices for retaining, creating and attracting talent and represents an important commitment to long-term value creation, strengthening our organizational culture and reinforcing our commitment to excellence at all levels.

For more information, see the Plan for the Granting of Restricted Shares and Performance-Restricted Actions available on the ri.copel.com website.

Potential Divestment in Small Generation Assets

In line with the Company's strategic guideline for value generation, Copel approved the start of the non-binding stage for potential divestment in thirteen (13) small-scale generation assets, focusing its activities on larger assets. The divestment will enable the reuse of personnel linked to these assets, already trained and qualified, to replace the professionals who will leave the Company through the Voluntary Dismissal Plan (PDV). With this process, it is possible to optimize the group's capital allocation, with the improvement of the operational efficiency of the portfolio of Copel Geração e Transmissão S.A.

For more information, see Material Fact 03/2024.

Copel partners with Google Cloud

In line with the Company's strategic planning and vision of the future, Copel has entered into a partnership with Google and will migrate its Information Technology ("IT") services to Google Cloud, as a strategic measure for significant advances in operational efficiency and economies of scale. With the Google Cloud platform, the Company will enhance strategic decisions based on data analysis, artificial intelligence and machine learning tools, with integration with existing analytical systems, enabling more competitiveness and agility in the development of the energy generation, transmission, distribution and trading businesses, from asset management and operation to customer service. This partnership reinforces our commitment to excellence, information security and the continuous search for innovative solutions for business sustainability and value creation.

RESULTS | 1Q24	23

Copel's CVC Fund invests in start-up aimed at market opening and DG

Through FIP Copel Ventures I, the Company's Corporate Venture Capital (CVC) fund, Copel made its second investment, now in a solar energy market place startup , with integration between Distributed Generation ("DG") and end consumers. R$ 11.0 million was allocated and the investment aims to advance in an innovative solution, with a view to simplifying access to clean energy through a digital platform, which connects the consumer to the renewable energy project through a subscription service. The move is in line with the strategic commitment to be recognized by customers for its offer of innovative and digital services that generate value for all its stakeholders.

Replacement of independent audit

As of the revision of the 1Q24 quarterly information, PricewaterhouseCoopers Auditores Independentes (PwC) will provide the independent audit service of the financial statements of Copel and its wholly-owned subsidiaries until the end of the 2028 fiscal year, replacing Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte"). The hiring aims to comply with governance practices and the recommendation of the Statutory Audit Committee ("CAE") to rotate independent auditors before the maximum period required in article 31-A of CVM Resolution No. 23/21.

The Company would like to thank Deloitte for the services rendered, which were fundamental for the solid, complete and transparent construction of the financial-accounting records.

Copel GeT creates a system that prevents environmental accidents at a power plant

The Company's technical team developed an oil separation and containment system in the turbine cover of the hydroelectric plant's generating units, avoiding contamination of the river in case of leaks.  The environmentally relevant proposal is to take advantage of the immiscible physical properties of the oil accumulated on the surface of the water to separate it using a "T" shaped tube, open at the ends. The system is installed at the Governador José Richa plant and is capable of retaining approximately 10,000 liters of oil in the event of a leak from bearings, servo motors and reservoirs. Once retained, this oil can be pumped into suitable storage containers and disposed of properly.

Project sponsored by Copel rescues the history of Brazilian women writers erased from literary records

Between April and July, students from municipal and state schools in the municipalities of Colombo, Pinhais and Almirante Tamandaré receive free cultural activities from the “Anônimas” project, which aims to rescue the stories of female writers of Brazilian literature who were excluded from cultural memory and literary analyses. The project is sponsored by Copel via the State Program for the Promotion and Incentive of Culture (PROFICE) and reinforces the commitment to sustainability and gender equality linked to SDG 5, aiming to establish a fair and inclusive representation of women and their stories.

RESULTS | 1Q24	24

Disclaimer

Informações contidas neste documento podem incluir considerações futuras e refletem a percepção atual e perspectivas da diretoria sobre a evolução do ambiente macroeconômico, condições da indústria, desempenho da Companhia e resultados financeiros. Quaisquer declarações, expectativas, capacidades, planos e conjecturas contidos neste documento, que não descrevam fatos históricos, tais como informações a respeito da declaração de pagamento de dividendos, a direção futura das operações, a implementação de estratégias operacionais e financeiras relevantes, o programa de investimento, os fatores ou tendências que afetem a condição financeira, liquidez ou resultados das operações são considerações futuras de significado previsto no “U.S. Private Securities Litigation Reform Act” de 1995 e contemplam diversos riscos e incertezas. Não há garantias de que tais resultados venham a ocorrer. As declarações são baseadas em diversos fatores e expectativas, incluindo condições econômicas e mercadológicas, competitividade da indústria e fatores operacionais. Quaisquer mudanças em tais expectativas e fatores podem implicar que o resultado real seja materialmente diferente das expectativas correntes.

Relações com Investidores ri@copel.com Telefone: (41) 3331-4011

RESULTS | 1Q24	25

RESULTS

1Q24

List of Exhibit

COPEL
Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

RESULTS | 1Q24	26

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
			R$ '000
Income Statement	1Q24	1Q23	Δ%

OPERATING REVENUES	5,416,998	5,267,557	2.8
Electricity sales to final customers	2,205,465	1,904,159	15.8
Electricity sales to distributors	740,230	892,664	(17.1)
Use of the main distribution and transmission grid	1,805,284	1,496,218	20.7
Construction revenue	573,647	528,369	8.6
Fair value of assets from the indemnity for the concession	18,970	25,734	(26.3)
Result of Sectorial financial assets and liabilities	(54,417)	244,226	(122.3)
Other operating revenues	127,819	176,187	(27.5)
OPERATING COSTS AND EXPENSES	(4,463,552)	(4,180,130)	6.8
Electricity purchased for resale	(1,973,467)	(1,820,975)	8.4
Charge of the main distribution and transmission grid	(748,074)	(676,458)	10.6
Personnel and management	(293,873)	(412,701)	(28.8)
Pension and healthcare plans	(68,976)	(64,311)	7.3
Materials and supplies	(18,452)	(20,707)	(10.9)
Materials and supplies for power eletricity	(936)	(6,716)	(86.1)
Third-party services	(244,101)	(232,432)	5.0
Depreciation and amortization	(364,628)	(331,415)	10.0
Provisions and reversals	(86,021)	11,088	-
Construction cost	(570,924)	(525,990)	8.5
Other cost and expenses	(94,100)	(99,513)	(5.4)
EQUITY IN EARNINGS OF SUBSIDIARIES	81,643	104,088	(21.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,035,089	1,191,515	(13.1)
FINANCIAL RESULTS	(268,174)	(329,234)	(18.5)
Financial income	251,661	232,253	8.4
Financial expenses	(519,835)	(561,487)	(7.4)
OPERATIONAL EXPENSES/ INCOME	766,915	862,281	(11.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(234,725)	(232,131)	1.1
Income tax and social contribution on profit	(146,666)	(144,504)	1.5
Deferred income tax and social contribution on profit	(88,059)	(87,627)	0.5
NET INCOME continuing operations	532,190	630,150	(15.5)
NET INCOME discontinued operations	1,353	5,340	(74.7)
NET INCOME	533,543	635,490	(16.0)
Attributed to the controlling company's shareholders - continuing operations	539,198	630,553	(14.5)
Attributed to the controlling company's shareholders - discontinued operations	(7,815)	(3,963)	97.2
Attributed to non-controlling shareholders - continuing operations	(1,513)	177	-
Attributed to non-controlling shareholders - discontinued operations	3,673	8,723	(57.9)
EBITDA continued operations	1,399,717	1,522,930	(8.1)

RESULTS | 1Q24	27

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Mar-24	Dec-23	Δ%	Liabilities	Mar-24	Dec-23	Δ%
CURRENT	13,686,398	13,715,730	- 0.2	CURRENT	9,845,753	9,309,433	5.8
Cash and cash equivalents	5,789,893	5,634,623	2.8	Payroll, social charges and accruals	946,974	927,538	2.1
Bonds and securities	2,779	4,763	(41.7)	Suppliers	2,156,716	2,154,430	0.1
Collaterals and escrow accounts	9	9	-	Income tax and social contribution payable	45,269	132,979	(66.0)
Customers	3,850,298	3,761,170	2.4	Other taxes due	308,288	346,083	(10.9)
Dividends receivable	85,046	95,569	(11.0)	Loans and financing	1,145,446	675,980	69.4
Sectorial financial assets	-	15,473	-	Debentures	1,344,004	1,225,649	9.7
Account receivable related to concession	9,751	9,354	4.2	Minimum compulsory dividend payable	464,137	464,147	(0.0)
Contract Assets	278,515	284,616	(2.1)	Post employment benefits	96,705	85,833	12.7
Other current receivables	767,182	949,732	(19.2)	Customer charges due	62,816	61,466	2.2
Inventories	193,391	174,726	10.7	Research and development and energy efficiency	295,811	320,196	(7.6)
Income tax and social contribution	345,916	315,218	9.7	Accounts Payable related to concession	101,098	101,976	(0.9)
Other current recoverable taxes	857,093	943,343	(9.1)	Net sectorial financial liabilities	423,955	476,103	(11.0)
Prepaid expenses	65,231	62,869	3.8	Lease liability	52,717	49,742	6.0
Related parties	804	1,336	(39.8)	Other accounts payable	1,051,243	859,456	22.3
Assets held for sale	1,440,490	1,462,929	(1.5)	PIS and COFINS to be refunded to costumers	773,259	558,591	38.4
NON-CURRENT	41,774,591	42,103,344	(0.8)	Provision for allocation of Pis and Cofins credits	64,628	-	-
Long Term Assets	15,865,529	16,343,437	(2.9)	Provisions for litigation	-	336,000	-
Bonds and securities	520,894	490,732	6.1	Liabilities associated with assets held for sale	512,687	533,264.0	(3.9)
Other temporary investments	42,133	31,728	32.8	NON-CURRENT	20,889,972	22,317,974	(6.4)
Customers	94,832	105,259	(9.9)	Suppliers	131,143	131,143	-
Judicial deposits	390,398	634,712	(38.5)	Deferred income tax and social contribution	1,704,968	1,686,793	1.1
Sectoral financial assets	-	15,473	-	Other taxes due	334,765	612,093	(45.3)
Account receivable related to concession	2,957,737	2,809,901	5.3	Loans and financing	4,112,616	4,667,237	(11.9)
Contract Assets	7,308,842	7,320,445	(0.2)	Debentures	8,444,473	8,393,457	0.6
Other non-current receivables	658,013	853,340	(22.9)	Post employment benefits	1,396,498	1,398,410	(0.1)
Income tax and social contribution	61,704	68,003	(9.3)	Research and development and energy efficiency	254,478	233,478	9.0
Deferred income tax and social contribution	1,687,771	1,757,688	(4.0)	Accounts Payable related to concession	781,093	791,879	(1.4)
Other non-current recoverable taxes	2,143,205	2,256,156	(5.0)	Net sectorial financial liabilities	93,797	27,888	236.3
Investments	3,507,535	3,511,797	(0.1)	Lease liability	246,138	220,700	11.5
Property, plant and equipment, net	10,717,791	10,825,421	(1.0)	Other accounts payable	395,667	579,070	(31.7)
Intangible assets	11,404,490	11,170,089	2.1	PIS and COFINS to be refunded to costumers	-	173,135	-
Right to use an asset	279,246	252,600	10.5	Provision for allocation of Pis and Cofins credits	1,846,131	1,909,775	(3.3)
TOTAL	55,460,989	55,819,074	(0.6)	Provisions for litigation	1,148,205	1,492,916	(23.1)
				EQUITY	24,725,264	24,191,667	2.2
				Attributed to controlling shareholders	24,417,580	23,886,153	2.2
				Share capital	12,821,758	12,821,758	-
				Equity valuation adjustments	299,005	307,050	(2.6)
				Legal reserves	1,625,628	1,625,628	-
				Retained earnings	9,000,506	9,000,506	-
				Proposed additional dividend	131,211	131,211	-
				Accrued earnings	539,472	-	-
				Attributable to non-controlling interest	307,684	305,514	0.7
				TOTAL	55,460,989	55,819,074	(0.6)

RESULTS | 1Q24	28

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	03/31/24	12/31/23
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	532,190	630,150

Adjustments to reconcile net income for the period with cash generation from operating activities:	1,018,166	376,229
Unrealized monetary and exchange variation and debt charges - net	471,223	419,656
Interest - bonus from the grant of concession agreements under the quota system	(33,051)	(36,944)
Remuneration of transmission concession contracts	(202,886)	(238,365)
Income tax and social contribution	146,666	144,504
Deferred income tax and social contribution	88,059	87,627
Equity in earnings of investees	(81,643)	(104,088)
Appropriation of post-employment benefits obligations	66,582	66,794
Creation for research and development and energy efficiency programs	43,343	40,203
Recognition of fair value of assets from the indemnity for the concession	(18,970)	(25,734)
Sectorial financial assets and liabilities result	59,964	(269,120)
Depreciation and amortization	364,628	331,415
Net operating estimated losses, provisions and reversals	86,021	(11,088)
Realization of added value in business combinations	(181)	(181)
Fair value in energy purchase and sale operations	12,839	(50,291)
Loss on disposal of accounts receivable related to concession	84	30
Loss on disposal of contract assets	3,533	2,834
Loss on disposal of property, plant and equipment	2,169	729
Loss on disposal of intangible assets	9,837	18,252
Result of write-offs of use rights of assets and liabilities of leases - net	(51)	(4)

Decrease (increase) in assets	130,477	108,739
Trade accounts receivable	98,897	97,329
Dividends and interest on own capital received	59,208	5,860
Judicial deposits	(1,081)	11,724
Sectorial financial assets	(15,444)	13,796
Other receivables	(7,045)	(45,682)
Inventories	(18,665)	(23,359)
Income tax and social contribution recoverable	(59,822)	(5,395)
Other taxes recoverable	76,665	64,605
Prepaid expenses	(2,768)	(9,844)
Related parties	532	(295)

Increase (decrease) in liabilities	(354,685)	(112,292)
Payroll, social charges and accruals	57,677	40,189
Suppliers	(28,011)	(197,927)
Other taxes	106,928	218,766
Post-employment benefits	(57,622)	(55,942)
Sectorial charges due	1,350	(4,150)
Research and development and energy efficiency	(51,961)	(29,894)
Payable related to the concession	(27,481)	(29,049)
Other accounts payable	(298,679)	19,470
Provisions for legal claims	(56,886)	(73,755)

CASH GENERATED BY OPERATING ACTIVITIES	1,326,148	1,002,826

Income tax and social contribution paid	(234,376)	(186,716)
Loans and financing - interest due and paid	(152,206)	(166,072)
Debentures - interest due and paid	(122,975)	(142,569)
Charges for lease liabilities paid	(7,121)	(5,387)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	809,470	502,082
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	(30,354)	38,108
NET CASH GENERATED FROM OPERATING ACTIVITIES	779,116	540,190

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(38,549)	(45,638)
Additions to contract assets	(522,376)	(504,383)
Acquisitions of subsidiaries - effect on cash	-	(912,139)
Additions in investments	-	(10,780)
Capital reduction of investees	37,129	-
Additions to property, plant and equipment	(38,355)	(34,907)
Additions to intangible assets	(2,756)	(2,044)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(564,907)	(1,509,891)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	(3,721)	(3,824)
NET CASH USED FROM INVESTING ACTIVITIES	(568,628)	(1,513,715)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of debentures	-	1,300,000
Transaction costs in the issuing of debentures	-	(11,325)
Payments of principal - loans and financing	(66,375)	(59,216)
Payments of principal - debentures	(5,862)	(5,688)
Amortization of principal of lease liabilities	(17,047)	(16,655)
Dividends and interest on own capital paid	(9)	(45)

NET CASHGENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(89,293)	1,207,071
NET CASH GENERATED (USED)BY FINANCING ACTIVITIESFROM DISCONTINUED OPERATIONS	(19,299)	(729)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	(108,592)	1,206,342

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	101,896	232,817

Cash and cash equivalents at the beginning of the period	5,634,623	2,678,457
Cash and cash equivalents at the end of the period	5,789,893	2,751,672
Change in cash and cash equivalents from discontinued operations	(53,374)	159,602

CHANGE IN CASH AND CASH EQUIVALENTS	101,896	232,817

RESULTS | 1Q24	29

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
			R$'000
	1Q24	1Q23	Δ%
EBITDA FROM CONTINUING OPERATIONS	1,399.7	1,522.9	(8.1)
(-/+) Fair value in the purchase and sale of energy	12.8	(50.3)	-
(-/+) Provision/Reversal of asset impairment	(1.2)	(36.9)	-
(-/+) Indemnity of adittional third of vacation bonus	-	138.2	-
Adjusted EBITDA FROM CONTINUING OPERATIONS	1,411.4	1,573.9	(10.3)
(-) Ebitda from discontinued Op. Compagas and UEGA	21.1	44.0	(52)
Adjusted EBITDA INCLUDED DISCONTINUED OPERATIONS	1,432.5	1,617.8	(11.5)
(-/+) Equity in earnings of subsidiaries	-81.6	-104.1	(21.6)
(-/+) VNR	(19.0)	(25.7)	(26.1)
(-/+) Revenue Adjustment TRA IFRS/Regulatory	(2.2)	(69.3)	-
Adjusted EBITDA INCLUDED DISCONTINUED OP without earnings of subsidiaries, VNR and IFRS effect	1,329.7	1,418.8	(6.3)

			R$'000
	1Q24	1Q23	Δ%
Financial Revenues	251,661	232,253	8.4
Income from investments held for trading	156,430	92,999	68.2
Late fees on electricity bills	46,900	54,593	(14.1)
Monetary restatement and adjustment to present value of accounts payable related to concession	16,582	7,375	124.8
Income from sectorial assets and liabilities	4,242	25,195	(83.2)
Exchange variation About Purchase Itaipu Electric Power	1,206	3,338	(63.9)
Interest on taxes to be compensated	10,108	17,315	(41.6)
Income and monetary restatement of judicial deposits	9,167	15,979	(42.6)
Other financial revenues	16,786	23,936	(29.9)
(-) Pis/Pasep and Cofins on revenues	(9,760)	(8,477)	15.1
Financial Expenses	519,835	561,487	(7.4)
Monetary variation, foreign exchange and debt service charges	427,021	466,949	(8.6)
Monetary variation of litigation	16,726	-	-
Uptade of provision for allocation of Pis and Cofins credits	984	25,676
Monetary variation and adjustment to present value of accounts payable related to concession	32,399	34,825	(7.0)
Exchange variation About Purchase Itaipu Electric Power	2,453	813	201.7
Pis/ Pasep and Cofins taxes over interest on equity	5,550	-	-
Income from sectorial assets and liabilities	4,429	1,605	176.0
Interest on R&D and PEE	5,233	7,059	(25.9)
Interest on tax installments	7,550	10,561	(28.5)
Interest on lease liabilities	7,088	5,403	31.2
Other financial expenses	10,402	8,596	21.0
Financial income (expenses)	(268,174)	(329,234)	(18.5)

RESULTS | 1Q24	30

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries						1Q23	1Q22	Δ%
Joint Ventures						77,467	98,895	(21.7)
Voltalia São Miguel do Gostoso I Participações S.A.						(4,238)	(1,241)	241.5
Caiuá Transmissora de Energia S.A.						3,417	4,056	(15.8)
Integração Maranhense Transmissora de Energia S.A.						4,991	9,450	(47.2)
Matrinchã Transmissora de Energia (TP NORTE) S.A.						22,374	26,949	(17.0)
Guaraciaba Transmissora de Energia (TP SUL) S.A.						12,906	12,092	6.7
Paranaíba Transmissora de Energia S.A.						7,986	9,352	(14.6)
Mata de Santa Genebra Transmissão S.A.						17,503	22,308	(21.5)
Cantareira Transmissora de Energia S.A.						12,476	15,816	(21.1)
Solar Paraná						52	113	(54.0)
Associates						4,176	5,193	(19.6)
Dona Francisca Energética S.A.						1,480	1,032	43.4
Foz do Chopim Energética Ltda.						2,698	4,162	(35.2)
Others ¹						(2)	(1)	100.0
TOTAL						81,643	104,088	(21.6)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -AssociatesMar-24					Dona Francisca		Foz do Chopim
Total assets						172,397		44,772
Shareholder’s equity¹						140,212		43,098
Net operating revenue						16,651		11,128
Net Income						6,426		7,550
Participation in the enterprise - %						23.0		35.8
Investment book value						32,292		15,414
								R$'000
Main Indicators -Joint ventures Mar-24	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	231,208	344,601	613,369	3,052,717	1,641,231	2,060,869	3,700,258	1,845,064
Shareholder’s equity¹	231,111	278,552	435,407	2,076,275	1,030,589	1,348,397	1,348,397	981,198
Net operating revenue	-	9,963	16,629	87,386	48,073	62,996	114,836	49,733
Net Income	(8,751)	6,974	10,189	45,662	26,337	32,595	34,935	25,461
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	113,246	136,491	213,347	1,017,373	504,989	300,008	675,547	480,787
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

RESULTS | 1Q24	31

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital -As of March, 31,2024 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special **	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,161	10.1%	-	-	524,646	31.2%	-	655,807	22.0%
Free Floating	807,500	62.1%	688	22.0%	1,037,630	61.8%	-	1,845,818	61.9%
B3	785,782	60.4%	688	22.0%	946,380	56.4%	-	1,732,850	58.1%
NYSE	21,510	1.7%	-	-	89,498	5.3%	-	111,008	3.7%
LATIBEX	208	0.0%	-	-	1,752	0.1%	-	1,960	0.1%
Other	3,123	0.2%	2,440	78.0%	978	0.1%	-	6,540	0.2%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	<1	2,982,810	100%
* The 209th Extraordinary General Assembly approved the undoing of the UNITS Program, ending in December/23.
** State of Paraná has a special class preferred share with veto power as established in the Statute.

RESULTS | 1Q24	32

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
			R$'000
Income Statement	1Q24	1Q23	Δ%
OPERATING REVENUES	1,129,000	1,345,859	(16.1)
Electricity sales to final customers	-	(9)	-
Electricity sales to distributors	847,208	1,007,682	(15.9)
Use of the main transmission grid	260,635	293,039	(11.1)
Construction revenue	10,899	38,392	(71.6)
Other operating revenues	10,258	6,755	51.9
OPERATING COSTS AND EXPENSES	(639,048)	(633,298)	0.9
Electricity purchased for resale	(29,830)	(18,017)	65.6
Charges of main distribution and transmission grid	(146,482)	(142,618)	2.7
Personnel and management	(95,750)	(129,993)	(26.3)
Pension and healthcare plans	(21,008)	(20,257)	3.7
Materials and supplies	(3,947)	(4,294)	(8.1)
Materials and supplies for power eletricity	(936)	(6,716)	(86.1)
Third-party services	(64,912)	(63,050)	3.0
Depreciation and amortization	(213,497)	(196,555)	8.6
Provisions and reversals	3,444	32,565	(89.4)
Construction cost	(8,176)	(36,013)	(77.3)
Other cost and expenses	(57,954)	(48,350)	19.9
EQUITY IN EARNINGS OF SUBSIDIARIES	84,353	104,186	(19.0)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	574,305	816,747	(29.7)
FINANCIAL RESULTS	(166,934)	(220,190)	(24.2)
Financial income	80,529	83,792	(3.9)
Financial expenses	(247,463)	(303,982)	(18.6)
OPERATIONAL EXPENSES/ INCOME	407,371	596,557	(31.7)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(100,804)	(162,944)	(38.1)
Income tax and social contribution on profit	(80,565)	(104,545)	(22.9)
Deferred income tax and social contribution on profit	(20,239)	(58,399)	(65.3)
NET INCOME continuing operations	306,567	433,613	(29.3)
NET INCOME discontinued operations	(14,783)	(20,652)	(28.4)
NET INCOME	291,784	412,961	(29.3)
Attributed to shareholders of the parent company - continuing operations	310,682	434,125	(28.4)
Attributed to the controlling company's shareholders - discontinued operations	(11,509)	(12,888)	(10.7)
Attributed to non-controlling shareholders	(7,389)	(8,276)	(10.7)
EBITDA continuing operations	787,802	1,013,302	(22.3)

RESULTS | 1Q24	33

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
			R$'000
Income Statement	1Q24	1Q23	Δ%
OPERATING REVENUES	4,050,962	3,531,641	14.7
Electricity sales to final customers	1,739,360	1,324,337	31.3
Electricity sales to distributors	3,913	34,115	(88.5)
Use of the main distribution grid	1,663,024	1,300,992	27.8
Construction revenue	562,748	489,977	14.9
Fair value of assets from the indemnity for the concession	18,970	25,734	(26.3)
Sectorial assets and liabilities result	(54,417)	244,226	(122.3)
Other operating revenues	117,364	112,260	4.5
OPERATING COSTS AND EXPENSES	(3,556,705)	(3,238,770)	9.8
Electricity purchased for resale	(1,639,673)	(1,464,757)	11.9
Charges of main transmission grid	(713,135)	(625,128)	14.1
Personnel and management	(179,858)	(260,812)	(31.0)
Pension and healthcare plans	(44,864)	(41,545)	8.0
Materials and supplies	(13,942)	(15,960)	(12.6)
Third-party services	(161,700)	(155,176)	4.2
Depreciation and amortization	(141,490)	(124,363)	13.8
Provisions and reversals	(81,192)	(17,610)	361.1
Construction cost	(562,748)	(489,977)	14.9
Other cost and expenses	(18,103)	(43,442)	(58.3)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	494,257	292,871	68.8
FINANCIAL RESULTS	(143,317)	(112,535)	27.4
Financial income	84,449	115,620	(27.0)
Financial expenses	(227,766)	(228,155)	(0.2)
OPERATIONAL EXPENSES/ INCOME	350,940	180,336	94.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(109,061)	(40,646)	168.3
Income tax and social contribution on profit	(53,350)	(26,320)	102.7
Deferred income tax and social contribution on profit	(55,711)	(14,326)	288.9
NET INCOME (LOSS)	241,879	139,690	73.2
EBITDA	635,747	417,234	52.4

RESULTS | 1Q24	34

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
			R$'000
OPERATING REVENUE	1Q24	1Q23	Δ%
Electricity sales to final customers	2,093,630	1,579,237	32.6
Residential	991,079	699,254	41.7
Industrial	172,204	162,724	5.8
Commercial, service and other activities	498,825	384,312	29.8
Rural	225,850	169,952	32.9
Public Sector	74,599	52,975	40.8
Street lightining	46,163	42,388	8.9
Public Service	84,910	67,632	25.5
Donations and subsidies	257,231	190,832	34.8
Electricity sales to distributors	4,424	35,673	(87.6)
Bilateral contracts	6,250	4,562	37.0
Electricity Trading Chamber - CCEE	(1,826)	31,111	-
Use of the main distribution grid	3,042,358	2,292,648	32.7
Residential	1,061,097	742,262	43.0
Industrial	301,789	167,087	80.6
Commercial, service and other activities	582,946	414,950	40.5
Rural	244,330	194,530	25.6
Public Sector	82,643	60,578	36.4
Street lightining	50,153	47,375	5.9
Public Service	70,327	54,299	29.5
Free Market	609,331	580,225	5.0
Dealers and generators	39,742	31,342	26.8
Construction Revenue	562,748	489,977	14.9
Fair value of assets from the indemnity for the concession	18,970	25,734	(26.3)
Sectorial assets and liabilities result	(59,964)	269,120	(122.3)
Other operating income	129,971	124,662	4.3
Leases and rentals	118,308	112,858	4.8
Income from the provision of services	1,682	1,495	12.5
Other income	9,981	10,309	(3.2)
RECEITA OPERACIONAL BRUTA	6,049,368	5,007,883	20.8
(-) Tributos e deduções	(1,998,406)	(1,476,242)	35.4
(-) PIS/PASEP e COFINS	(432,313)	(376,231)	14.9
(-) ICMS	(816,625)	(427,464)	91.0
(-) Encargos Setoriais	(749,468)	(672,533)	11.4
(-) ISS	-	(14)	-
NET OPERATING REVENUES	4,050,962	3,531,641	14.7

RESULTS | 1Q24	35

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
			R$'000
Income Statement	1Q24	1Q23	Δ%
OPERATING REVENUES	859,651	1,116,652	(23.0)
Electricity sales to final customers	466,469	580,207	(19.6)
Electricity sales to distributors	392,753	479,303	(18.1)
Other operating revenues	429	57,142	(99.2)
OPERATING COSTS AND EXPENSES	(842,270)	(1,018,224)	(17.3)
Electricity purchased for resale	(833,563)	(1,008,782)	(17.4)
Personnel and management	(3,666)	(5,471)	(33.0)
Pension and healthcare plans	(452)	(510)	(11.4)
Materials and supplies	(17)	(9)	88.9
Third-party services	(745)	(501)	48.7
Depreciation and amortization	(440)	(714)	(38.4)
Provisions and reversals	(1,221)	(465)	162.6
Other cost and expenses	(2,166)	(1,772)	22.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	17,381	98,428	(82.3)
FINANCIAL RESULTS	8,962	8,547	4.9
Financial income	9,029	8,631	4.6
Financial expenses	(67)	(84)	(20.2)
OPERATIONAL EXPENSES/ INCOME	26,343	106,975	(75.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(8,783)	(36,471)	(75.9)
Income tax and social contribution on profit	(12,620)	(13,638)	(7.5)
Deferred income tax and social contribution on profit	3,837	(22,833)	(116.8)
NET INCOME (LOSS)	17,560	70,504	(75.1)
EBITDA	17,821	99,142	(82.0)

RESULTS | 1Q24	36

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 1Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	541,578	262,229	4,050,962	198,428	24,066	-	-	179,189	136,725	8,589	18,228	859,651	-	(862,647)	5,416,998
Electricity sales to final customers	-	-	1,739,360	-	-	-	-	-	-	-	-	466,469	-	(364)	2,205,465
Electricity sales to distributors	526,551	-	3,913	-	24,032	-	-	175,625	136,722	8,589	-	392,753	-	(527,955)	740,230
Use of the main distribution and transmission grid (TUSD/ TUST)	-	244,443	1,663,024	-	-	-	-	-	-	-	18,760	-	-	(120,943)	1,805,284
Construction revenue	-	11,438	562,748	5,067	-	-	-	-	-	-	(539)	-	-	(5,067)	573,647
Fair value of assets from the indemnity for the concession	-	-	18,970	-	-	-	-	-	-	-	-	-	-	-	18,970
Distribution of piped gas	-	-	-	193,361	-	-	-	-	-	-	-	-	-	(193,361)	-
Sectoral assets and liabilities result	-	-	(54,417)	-	-	-	-	-	-	-	-	-	-	-	(54,417)
Other operating revenues	15,027	6,348	117,364	-	34	-	-	3,564	3	-	7	429	-	(14,957)	127,819
OPERATING COSTS AND EXPENSES	(319,137)	(76,459)	(3,556,705)	(175,082)	(22,474)	(22,159)	(909)	(148,746)	(95,450)	(4,714)	(1,603)	(842,270)	(52,226)	854,381	(4,463,552)
Energy purchased for resale	(13,978)	-	(1,639,673)	-	(29)	-	-	(14,922)	(1,202)	(11)	-	(833,563)	-	529,911	(1,973,467)
Charges of the main distribution and transmission grid	(92,252)	-	(713,135)	-	(6,322)	(9,030)	-	(15,793)	(40,457)	(344)	-	-	-	129,259	(748,074)
Personnel and management	(51,579)	(39,046)	(179,858)	(12,950)	(1,231)	(1,450)	(46)	(4,185)	(587)	(161)	(197)	(3,666)	(13,317)	14,400	(293,873)
Private pension and health plans	(11,584)	(8,658)	(44,864)	(1,557)	(42)	(190)	(8)	(624)	(88)	(24)	(30)	(452)	(2,602)	1,747	(68,976)
Materials and supplies	(1,475)	(879)	(13,942)	(209)	(90)	(5)	(16)	(1,045)	(501)	(47)	-	(17)	(440)	214	(18,452)
Materials and supplies for power eletricity	(936)	-	-	-	-	(426)	-	-	-	-	-	-	-	426	(936)
Natural gas and supplies for gas business	-	-	-	(137,646)	-	-	-	-	-	-	-	-	-	137,646	-
Third-party services	(19,992)	(13,009)	(161,700)	(4,436)	(3,671)	(4,986)	(724)	(32,446)	(8,552)	(827)	(1,685)	(745)	(13,415)	22,086	(244,101)
Depreciation and amortization	(98,655)	(4,273)	(141,490)	(11,269)	(8,229)	(5,158)	(196)	(68,426)	(31,933)	(2,847)	(11)	(440)	(779)	9,078	(364,628)
Provisions and reversals	2,437	1,153	(81,192)	(275)	-	(175)	-	(44)	(7)	(279)	71	(1,221)	(10,538)	4,049	(86,021)
Construction cost	-	(8,718)	(562,748)	(5,067)	-	-	-	-	-	-	542	-	-	5,067	(570,924)
Other operating costs and expenses	(31,123)	(3,029)	(18,103)	(1,673)	(2,860)	(739)	81	(11,261)	(12,123)	(174)	(293)	(2,166)	(11,135)	498	(94,100)
EQUITY IN EARNINGS OF SUBSIDIARIES	11,797	98,853	-	-	-	-	-	(14,041)	-	-	-	-	566,383	(581,349)	81,643
EARNINGS BEFORE INCOME TAXES	234,238	284,623	494,257	23,346	1,592	(22,159)	(909)	16,402	41,275	3,875	16,625	17,381	514,157	(589,615)	1,035,089
FINANCIAL RESULTS	(79,207)	(59,404)	(143,317)	(11,558)	(9,837)	(1,898)	44	(38,923)	8,520	912	1,857	8,962	44,198	11,477	(268,174)
Financial income	23,787	15,331	84,449	5,165	20,635	662	204	30,101	8,680	924	2,395	9,029	58,114	(7,815)	251,661
Financial expenses	(102,994)	(74,735)	(227,766)	(16,723)	(30,472)	(2,560)	(160)	(69,024)	(160)	(12)	(538)	(67)	(13,916)	19,292	(519,835)
OPERATIONAL EXPENSES / INCOME	155,031	225,219	350,940	11,788	(8,245)	(24,057)	(865)	(22,521)	49,795	4,787	18,482	26,343	558,355	(578,138)	766,915
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(36,961)	(32,608)	(109,061)	(4,461)	3,202	-	(120)	(14,733)	(16,918)	(583)	(1,402)	(8,783)	(19,157)	6,860	(234,725)
NET INCOME continuing operations	118,070	192,611	241,879	7,327	(5,043)	(24,057)	(985)	(37,254)	32,877	4,204	17,080	17,560	539,198	(571,278)	532,190
NET INCOME discontinued operations	(11,509)	-	-	-	-	-	-	-	-	-	-	-	(7,815)	20,677	1,353
NET INCOME	106,561	192,611	241,879	7,327	(5,043)	(24,057)	(985)	(37,254)	32,877	4,204	17,080	17,560	531,383	(550,601)	533,543
Attributed to shareholders of the parent company - continuing operations	118,070	192,611	241,879	-	(3,530)	-	(985)	(37,254)	32,877	4,204	17,080	17,560	527,690	(571,003)	539,198
Attributed to the controlling company's shareholders - discontinued operations	(11,509)		-	3,737	-	(19,534)	-	-	-	-	-	-	3,693	15,787	(7,815)
Attributed to non-controlling shareholders- continuing operations	-	-	-	-	(1,513)	-	-	-	-	-	-	-	-	-	(1,513)
Attributed to non-controlling shareholders- discontinued operations	-	-	-	3,590	-	(4,523)	-	-	-	-	-	-	-	4,615	3,673
EBITDA continuing operations	332,893	288,896	635,747	34,615	9,821	(17,001)	(713)	84,828	73,208	6,722	16,636	17,821	514,936	(598,693)	1,399,717

RESULTS | 1Q24	37

R$'000
Income Statement 1Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	625,877	317,699	3,531,641	263,251	41,034	-	-	203,808	192,001	7,953	22,700	1,116,652	-	(1,055,059)	5,267,557
Electricity sales to final customers	-	-	1,324,337	-	-	-	-	-	-	(9)	-	580,207	-	(376)	1,904,159
Electricity sales to distributors	611,265	-	34,115	-	40,816	-	-	203,808	191,997	7,962	-	479,303	-	(676,602)	892,664
Use of the main distribution and transmission grid (TUSD/ TUST)	-	273,146	1,300,992	-	-	-	-	-	-	-	22,324	-	-	(100,244)	1,496,218
Construction revenue	-	38,022	489,977	2,991	-	-	-	-	-	-	370	-	-	(2,991)	528,369
Fair value of assets from the indemnity for the concession	-	-	25,734	-	-	-	-	-	-	-	-	-	-	-	25,734
Distribution of piped gas	-	-	-	260,260	-	-	-	-	-	-	-	-	-	(260,260)	-
Sectoral assets and liabilities result	-	-	244,226	-	-	-	-	-	-	-	-	-	-	-	244,226
Other operating revenues	14,612	6,531	112,260	-	218	-	-	-	4	-	6	57,142	-	(14,586)	176,187
OPERATING COSTS AND EXPENSES	(306,870)	(121,398)	(3,238,770)	(219,345)	(22,273)	(21,760)	(661)	(120,861)	(97,815)	(5,120)	(2,801)	(1,018,224)	(34,179)	1,029,947	(4,180,130)
Energy purchased for resale	(11,769)	-	(1,464,757)	-	(502)	-	-	(7,544)	(5,575)	(474)	-	(1,008,782)	-	678,428	(1,820,975)
Charges of the main distribution and transmission grid	(90,281)	-	(625,128)	-	(5,923)	(8,640)	-	(15,244)	(39,025)	(328)	-	-	-	108,111	(676,458)
Personnel and management	(70,418)	(52,646)	(260,812)	(10,863)	(1,203)	(1,606)	-	(5,186)	(1,011)	(402)	(330)	(5,471)	(15,222)	12,469	(412,701)
Private pension and health plans	(11,482)	(8,178)	(41,545)	(1,500)	(56)	(187)	-	(454)	(89)	(24)	(30)	(510)	(1,943)	1,687	(64,311)
Materials	(2,311)	(1,355)	(15,960)	(213)	(121)	(4)	-	(363)	(219)	(32)	(15)	(9)	(321)	216	(20,707)
Raw material and supplies - energy production	(6,716)	-	-	-	-	(162)	-	-	-	-	-	-	-	162	(6,716)
Natural gas and supplies for gas business	-	-	-	(181,782)	-	-	-	-	-	-	-	-	-	181,782	-
Third-party services	(24,387)	(14,780)	(155,176)	(3,073)	(3,829)	(5,104)	(172)	(24,008)	(8,794)	(820)	(1,676)	(501)	(10,671)	20,559	(232,432)
Depreciation and amortization	(94,648)	(3,881)	(124,363)	(15,775)	(8,544)	(5,460)	(511)	(61,038)	(31,899)	(2,801)	(7)	(714)	(729)	18,955	(331,415)
Provisions and reversals	32,356	(2,243)	(17,610)	(365)	-	-	-	2,508	-	-	(56)	(465)	(3,120)	83	11,088
Construction cost	-	(35,643)	(489,977)	(2,991)	-	-	-	-	-	-	(370)	-	-	2,991	(525,990)
Other operating costs and expenses	(27,214)	(2,672)	(43,442)	(2,783)	(2,095)	(597)	22	(9,532)	(11,203)	(239)	(317)	(1,772)	(2,173)	4,504	(99,513)
EQUITY IN EARNINGS OF SUBSIDIARIES	248,707	120,244	-	-	-	-	-	21,911	-	-	-	-	643,535	(930,309)	104,088
EARNINGS BEFORE INCOME TAXES	567,714	316,545	292,871	43,906	18,761	(21,760)	(661)	104,858	94,186	2,833	19,899	98,428	609,356	(955,421)	1,191,515
FINANCIAL RESULTS	(87,668)	(102,079)	(112,535)	(4,503)	(19,283)	598	(156)	(40,607)	5,154	3,232	1,779	8,547	14,383	3,904	(329,234)
Financial income	25,045	13,745	115,620	6,153	12,690	2,233	170	33,975	5,301	3,232	2,494	8,631	14,924	(11,960)	232,253
Financial expenses	(112,713)	(115,824)	(228,155)	(10,656)	(31,973)	(1,635)	(326)	(74,582)	(147)	-	(715)	(84)	(541)	15,864	(561,487)
OPERATIONAL EXPENSES / INCOME	480,046	214,466	180,336	39,403	(522)	(21,162)	(817)	64,251	99,340	6,065	21,678	106,975	623,739	(951,517)	862,281
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(78,427)	(31,943)	(40,646)	(13,480)	1,114	-	-	(16,639)	(33,725)	(1,347)	(1,578)	(36,471)	6,814	14,197	(232,131)
NET INCOME continuing operations	401,619	182,523	139,690	25,923	592	(21,162)	(817)	47,612	65,615	4,718	20,100	70,504	630,553	(937,320)	630,150
NET INCOME discontinued operations	(12,888)	-	-	-	-	-	-	-	-	-	-	-	(3,963)	22,191	5,340
NET INCOME	388,731	182,523	139,690	25,923	592	(21,162)	(817)	47,612	65,615	4,718	20,100	70,504	626,590	(915,129)	635,490
Attributed to shareholders of the parent company - continuing operations	401,619	182,523	139,690	-	414	-	(817)	47,612	65,615	4,718	20,100	70,504	617,665	(919,090)	630,553
Attributed to the controlling company's shareholders - discontinued operations	(12,888)		-	13,221	-	(17,184)	-	-	-	-	-	-	8,925	3,961	(3,963)
Attributed to non-controlling shareholders- continuing operations	-	-	-	-	178	-	-	-	-	-	-	-	-	-	177
Attributed to non-controlling shareholders- discontinued operations	-	-	-	12,702	-	(3,978)	-	-	-	-	-	-	-	-	8,723
EBITDA continuing operations	662,362	320,426	417,234	59,681	27,305	(16,300)	(150)	165,896	126,085	5,634	19,906	99,142	610,085	(974,376)	1,522,930

RESULTS | 1Q24	38

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - March -2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,717,034	5,441,875	218,694	195,995	20,388	5,783	1,045,019	388,808	46,285	125,117	841,741	4,577,893	(1,938,234)	13,686,398
Cash and cash equivalents	1,309,772	799,684	65,789	153,363	4,631	208	872,300	321,113	40,056	97,260	303,636	1,892,501	(70,420)	5,789,893
Bonds and securities	-	2,165	-	-	-	523	-	-	-	-	-	91	-	2,779
Collaterals and escrow accounts	-	9	245	-	-	-	-	-	-	-	-	-	(245)	9
Customers	384,078	3,152,410	79,328	19,655	-	-	108,416	63,917	5,221	8,703	328,841	-	(300,271)	3,850,298
Dividends receivable	203,500	-	-	-	-	-	19,883	-	-	-	-	1,993,256	(2,131,593)	85,046
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	9,751	-	-	-	-	-	-	-	-	-	-	-	-	9,751
Contract Assets	262,489	-	-	-	-	-	-	-	-	16,026	-	-	-	278,515
Other current receivables	114,206	450,307	63,070	9,923	63	3,077	4,915	242	7	600	194,288	2,796	(76,312)	767,182
Inventories	36,269	151,710	5,474	809	-	-	4,387	11	-	205	-	-	(5,474)	193,391
Income tax and social contribution	159,520	1,974	4,454	11,140	14,318	1,975	21,487	1,911	635	2,018	14,429	130,827	(18,772)	345,916
Other current recoverable taxes	20,422	835,102	-	-	1,251	-	105	1,200	21	-	241	-	(1,249)	857,093
Prepaid expenses	10,384	40,320	334	1,105	125	-	10,541	414	345	305	286	1,532	(460)	65,231
Related parties	21,588	8,194	-	-	-	-	2,985	-	-	-	20	36,520	(68,503)	804
Assets held for sale	185,055	-	-	-	-	-	-	-	-	-	-	520,370	735,065	1,440,490
NON-CURRENT	20,800,905	16,712,440	787,451	589,069	381,592	84,270	8,104,512	426,267	193,192	492,056	553,741	21,000,745	(28,351,649)	41,774,591
Long Term Assets	5,864,676	7,946,618	76,086	86,395	98,121	15,235	670,041	20,324	3	491,754	543,230	553,298	(500,252)	15,865,529
Bonds and securities	139,941	613	-	-	-	-	359,055	16,759	-	4,526	-	-	-	520,894
Other temporary investments	-	-	-	-	-	14,598	-	-	-	-	-	27,535	-	42,133
Customers	-	94,832	-	-	-	-	-	-	-	-	-	-	-	94,832
Judicial deposits	38,907	194,256	274	-	37	72	90	-	-	-	15,298	141,778	(314)	390,398
Sectoral financial assets	-	-	-	-		-	-	-	-	-	-	-	-	-
Account receivable related to concession	866,572	2,091,165	-	-	-	-	-	-	-	-	-	-	-	2,957,737
Contract Assets	4,656,004	2,172,973	46,604	-	-	-	-	-	-	487,145	-	-	(53,884)	7,308,842
Other non-current receivables	83,033	41,710	29,208	2,508	-	-	-	2,796	-	83	527,861	18	(29,204)	658,013
Income tax and social contribution	512	59,820	-	1,301	-	-	-	-	-	-	71	-	-	61,704
Deferred income tax and social contribution	1,674	1,268,959	-	76,735	73,066	-	-	-	-	-	-	340,403	(73,066)	1,687,771
Other non-current recoverable taxes	78,033	2,022,290	-	-	25,018	565	196	769	3	-	-	41,347	(25,016)	2,143,205
Related parties	-	-	-	5,851	-	-	310,700	-	-	-	-	2,217	(318,768)	-
Investments	8,650,835	443	-	-	-	-	2,774,798	-	-	-	-	20,425,463	(28,344,004)	3,507,535
Property, plant and equipment, net	5,206,842	-	-	320,143	283,450	64,539	4,609,252	319,382	188,233	242	769	8,390	(283,451)	10,717,791
Intangible assets	1,003,688	8,619,564	690,868	181,778	21	840	7,287	86,561	4,956	60	5,620	6,690	796,557	11,404,490
Right to use an asset	74,864	145,815	20,497	753	-	3,656	43,134	-	-	-	4,122	6,904	(20,499)	279,246
TOTAL	23,517,939	22,154,315	1,006,145	785,064	401,980	90,053	9,149,531	815,075	239,477	617,173	1,395,482	25,578,638	(30,289,883)	55,460,989

RESULTS | 1Q24	39

Assets - December 2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,483,103	5,153,666	240,017	209,323	36,580	13,598	1,008,543	442,162	38,993	110,409	1,074,359	4,820,021	(1,915,044)	13,715,730
Cash and cash equivalents	1,008,767	626,708	101,437	166,544	22,354	3,290	831,553	353,241	34,999	83,343	294,762	2,231,413	(123,788)	5,634,623
Bonds and securities	-	-	-	-	-	4,670	-	-	-	-	-	93	-	4,763
Collaterals and escrow accounts	-	9	211	-	-	-	-	-	-	-	-	-	(211)	9
Customers	425,448	2,973,010	83,153	21,157	-	-	115,672	84,309	3,074	7,976	382,264	-	(334,893)	3,761,170
Dividends receivable	212,944	-	-	-	-	-	19,883	-	-	-	-	1,942,406	(2,079,664)	95,569
Sectorial financial assets	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	9,354	-	-	-	-	-	-	-	-	-	-	-	-	9,354
Contract Assets	268,260	-	-	-	-	-	-	-	-	16,356	-	-	-	284,616
Other current receivables	118,627	435,619	43,950	9,398	1	3,120	5,968	252	-	653	383,243	2,431	(53,530)	949,732
Inventories	37,923	131,927	5,383	264	-	16	4,375	16	-	205	-	-	(5,383)	174,726
Income tax and social contribution	150,720	1,259	5,326	10,217	13,909	1,937	19,316	2,586	491	1,644	13,516	113,532	(19,235)	315,218
Other current recoverable taxes	18,688	922,450	8	-	-	565	102	1,180	23	-	333	-	(6)	943,343
Prepaid expenses	11,334	37,807	549	1,743	316	-	8,631	578	406	232	241	1,897	(865)	62,869
Related parties	24,474	9,404	-	-	-	-	3,043	-	-	-	-	54	(35,639)	1,336
NON-CURRENT	196,564	-	-	-	-	-	-	-	-	-	-	528,195	738,170	1,462,929
Long Term Assets	20,868,273	16,677,461	783,607	594,827	386,787	49,078	8,125,742	452,885	196,589	491,174	750,631	20,538,876	(27,812,586)	42,103,344
Bonds and securities	5,886,631	8,229,821	73,274	83,192	98,157	593	609,417	18,922	224	490,861	740,114	611,187	(498,956)	16,343,437
Other temporary investments	136,591	1,005	-	-	-	-	330,401	16,388	-	4,410	1,937	-	-	490,732
Customers	-	-	-	-	-	-	-	-	-	-	-	31,728	-	31,728
Judicial deposits	-	105,259	-	-	-	-	-	-	-	-	-	-	-	105,259
Sectoral financial assets	94,368	380,433	61	-	41	593	81	-	218	-	15,647	143,371	(101)	634,712
Account receivable related to concession	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Contract Assets	855,222	1,954,679	-	-	-	-	-	-	-	-	-	-	-	2,809,901
Other non-current receivables	4,639,497	2,201,958	44,039	-	-	-	-	-	-	486,451	-	-	(51,500)	7,320,445
Income tax and social contribution	81,646	44,839	29,174	2,507	-	-	44	1,859	-	-	722,423	18	(29,170)	853,340
Deferred income tax and social contribution	508	66,123	-	1,301	-	-	-	-	-	-	71	-	-	68,003
Other non-current recoverable taxes	-	1,324,670	-	73,533	73,066	-	-	-	-	-	-	359,485	(73,066)	1,757,688
Prepaid expenses	78,799	2,135,382	-	-	25,050	-	178	675	6	-	36	41,078	(25,048)	2,256,156
Related parties	-	-	-	5,851	-	-	278,713	-	-	-	-	35,507	(320,071)	-
Investments	8,629,485	443	-	-	-	-	2,788,839	-	-	-	-	19,906,237	(27,813,207)	3,511,797
Property, plant and equipment, net	5,259,216	-	-	326,291	288,602	43,881	4,676,981	318,527	191,085	247	770	8,424	(288,603)	10,825,421
Intangible assets	1,028,600	8,317,327	699,697	184,539	28	911	7,267	115,436	5,280	66	5,784	6,336	798,818	11,170,089
Right to use an asset	64,341	129,870	10,636	805	-	3,693	43,238	-	-	-	3,963	6,692	(10,638)	252,600
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,583	1,824,990	25,358,897	(29,727,630)	55,819,074

RESULTS | 1Q24	40

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - March -24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,410,158	5,878,560	186,805	106,548	51,030	17,630	571,228	114,002	3,066	22,569	694,791	874,047	(2,084,681)	9,845,753
Social charges and accruals	291,332	616,554	10,093	371	643	-	64	-	-	-	6,628	32,025	(10,736)	946,974
Associated companies and parent company	5,266	11,014	-	-	-	53	28,346	675	185	227	333	1,639	(47,738)	-
Suppliers	334,635	1,604,763	60,787	3,231	5,833	17,294	72,885	26,134	762	1,153	317,268	7,150	(295,179)	2,156,716
Income Tax and Social Contribution payable	314	12,306	21	294	-	117	9,591	20,003	293	622	1,725	-	(17)	45,269
Other taxes	25,308	251,756	4,983	714	288	148	7,056	3,924	190	254	12,668	6,270	(5,271)	308,288
Loans and financing	641,558	373,102	-	-	-	-	125,695	-	-	5,091	-	-	-	1,145,446
Debentures	585,513	704,893	80,933	-	-	-	53,598	-	-	-	-	-	(80,933)	1,344,004
Dividends payable	1,325,433	460,904	24,332	-	44,266	-	40,397	55,460	1,552	14,152	185,341	464,138	(2,151,838)	464,137
Post employment benefits	24,856	67,323	-	-	-	-	-	-	-	-	127	4,399	-	96,705
Customer charges due	16,980	44,789	-	-	-	-	-	840	-	207	-	-	-	62,816
Research and development and energy efficiency	53,210	240,023	-	1,687	-	-	-	310	-	581	-	-	-	295,811
Payables related to concession	2,201	-	-	98,897	-	-	-	-	-	-	-	-	-	101,098
Sectorial financial liabilities	-	423,955	-	-	-	-	-	-	-	-	-	-	-	423,955
Other accounts payable	9,112	42,392	2,216	249	-	18	496	-	-	-	121	329	(2,216)	52,717
Other bills to pay	94,440	186,899	3,440	1,105	-	-	233,100	6,656	84	282	170,580	358,097	(3,440)	1,051,243
PIS and Cofins to be refunded to consumers	-	773,259	-	-	-	-	-	-	-	-	-	-	-	773,259
Provision for allocation of Pis and Cofins credits	-	64,628	-	-	-	-	-	-	-	-	-	-	-	64,628
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	512,687	512,687
NON-CURRENT	7,120,442	9,251,012	297,365	719,635	57,396	5,936	3,110,879	34,143	2,936	45,301	340,925	287,011	(383,009)	20,889,972
Associated companies and parent company	-	-	-	-	36,814	2,217	297,969	-	-	-	-	5,851	(342,851)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,235,697	-	20,492	1,498	-	(8)	28,212	25,909	1,130	19,481	105,898	75	266,584	1,704,968
Tax liabilities	-	334,765	-	-	-	-	-	-	-	-	-	-	-	334,765
Loans and financing	1,579,892	376,788	-	-	-	-	2,136,725	-	-	19,211	-	-	-	4,112,616
Debentures	3,179,295	4,781,167	184,039	-	-	-	484,011	-	-	-	-	-	(184,039)	8,444,473
Post-employment benefits	398,909	946,987	8,965	-	738	-	-	-	-	-	3,610	46,992	(9,703)	1,396,498
Research and development and energy efficiency	-	245,419	-	-	8,916	-	-	8,234	-	825	-	-	(8,916)	254,478
Payables related to the concession	63,515	-	-	717,578	-	-	-	-	-	-	-	-	-	781,093
Sectorial financial liabilities	-	93,797	-	-	-	-	-	-	-	-	-	-	-	93,797
Lease liability	71,066	113,618	19,545	559	-	3,727	45,888	-	-	-	4,235	7,045	(19,545)	246,138
Other payables	51,166	2,115	47,893	-	-	-	115,687	-	-	17	226,571	28,894	(76,676)	395,667
PIS/Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of PIS and COFINS	-	1,846,131	-	-	-	-	-	-	-	-	-	-	-	1,846,131
Provisions for litigation	409,759	510,225	16,431	-	10,928	-	2,387	-	1,806	5,767	611	198,154	(7,863)	1,148,205
EQUITY	12,987,339	7,024,743	521,975	(41,119)	293,554	66,487	5,467,424	666,930	233,475	549,303	359,766	24,417,580	(27,822,193)	24,725,264
Attributable to controlling shareholders	12,987,339	7,024,743	521,975	(41,119)	293,554	66,487	5,467,424	666,930	233,475	549,303	359,766	24,417,580	(28,129,877)	24,417,580
Capital	6,242,757	5,372,206	220,966	35,503	425,662	78,785	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,679,610)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	-	17,681	-	-	-	-	-	(17,681)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset valuation adjustments	490,094	(163,951)	983	2,907	442	(1)	-	-	-	-	(1,097)	299,005	(329,377)	299,005
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	4,985,688	1,239,409	136,887	-	-	-	443,457	-	-	186,658	4,377	9,000,506	(6,996,476)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,455	73,645	131,211	(404,235)	131,211
Accumulated profit	307,262	241,879	118,946	(79,529)	(132,550)	(12,297)	(323,885)	32,877	4,204	17,080	17,560	539,472	(191,547)	539,472
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	307,684	307,684
TOTAL	23,517,939	22,154,315	1,006,145	785,064	401,980	90,053	9,149,531	815,075	239,477	617,173	1,395,482	25,578,638	(30,289,883)	55,460,989

RESULTS | 1Q24	41

														R$'000
Liabilities - December-23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,929,672	5,490,743	206,137	109,350	49,797	4,033	549,114	218,002	3,601	22,804	932,237	857,164	(2,063,223)	9,309,433
Social charges and accruals	290,601	597,160	9,452	369	702	-	64	-	-	-	8,736	30,608	(10,154)	927,538
Associated companies and parent company	5,967	11,950	-	-	-	54	30,356	865	238	286	379	1,841	(51,933)	-
Suppliers	318,600	1,605,111	58,010	3,984	5,684	3,754	68,712	23,045	586	976	381,520	4,529	(320,085)	2,154,430
Income Tax and Social Contribution payable	-	-	12,876	294	-	-	8,721	122,906	278	596	-	183	(12,876)	132,979
Other taxes	57,245	253,336	13,463	1,057	277	208	8,611	4,871	501	264	19,508	474	(13,734)	346,083
Loans and financing	174,260	375,135	-	-	-	-	120,930	-	-	5,656	-	-	-	675,980
Debentures	607,981	569,700	81,797	-	-	-	47,968	-	-	-	-	-	(81,797)	1,225,649
Dividends payable	1,274,433	460,904	24,314	-	43,134	-	40,397	55,460	1,552	14,151	185,341	464,147	(2,099,687)	464,147
Post employment benefits	22,124	59,742	-	-	-	-	-	-	-	-	125	3,842	-	85,833
Customer charges due	15,248	44,789	-	-	-	-	-	1,177	-	252	-	-	-	61,466
Research and development and energy efficiency	55,130	262,444	-	1,672	-	-	-	369	-	582	-	-	-	320,196
Payables related to concession	2,170	-	-	99,806	-	-	-	-	-	-	-	-	-	101,976
Sectorial financial liabilities	-	476,103	-	-	-	-	-	-	-	-	-	-	-	476,103
Other accounts payable	8,364	40,083	2,601	249	-	17	487	-	-	-	137	405	(2,601)	49,742
Other bills to pay	97,549	175,695	3,624	1,919	-	-	222,868	9,309	446	41	336,491	15,135	(3,620)	859,456
PIS and Cofins to be refunded to consumers	-	558,591	-	-	-	-	-	-	-	-	-	-	-	558,591
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	336,000	-	336,000
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	533,264	533,264
NON-CURRENT	7,673,539	9,557,520	302,821	730,939	55,959	4,321	3,080,497	42,991	2,710	46,555	550,547	615,579	(346,004)	22,317,974
Associated companies and parent company	-	-	-	-	35,616	-	265,157	-	-	-	-	5,851	(306,624)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,207,009	-	21,319	1,465	-	-	24,244	35,267	865	18,733	109,736	-	268,156	1,686,793
Tax liabilities	60,756	546,184	-	-	-	589	-	-	-	-	534	4,030	-	612,093
Loans and financing	2,106,275	375,585	-	-	-	-	2,164,987	-	-	20,390	-	-	-	4,667,237
Debentures	3,160,977	4,750,476	202,405	-	-	-	482,004	-	-	-	-	-	(202,405)	8,393,457
Post-employment benefits	398,594	948,724	8,608	-	718	-	-	-	-	-	3,555	47,537	(9,326)	1,398,410
Research and development and energy efficiency	-	224,996	-	-	8,690	-	-	7,724	-	757	-	-	(8,690)	233,478
Payables related to the concession	62,990	-	-	728,889	-	-	-	-	-	-	-	-	-	791,879
Sectorial financial liabilities	-	27,888	-	-	-	-	-	-	-	-	-	-	-	27,888
Lease liability	60,761	99,138	8,972	585	-	3,732	45,781	-	-	-	4,022	6,681	(8,972)	220,700
Other payables	49,539	1,559	45,086	-	-	-	96,018	-	-	17	431,938	25,297	(70,384)	579,070
PIS/Cofins to be refunded to consumers	-	173,135	-	-	-	-	-	-	-	-	-	-	-	173,135
Provision for allocation of PIS and Cofins credits	-	1,909,775	-	-	-	-	-	-	-	-	-	-	-	1,909,775
Provisions for litigation	435,495	500,060	16,431	-	10,935	-	2,306	-	1,845	6,658	762	526,183	(7,759)	1,492,916
EQUITY	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,318,403)	24,191,667
Attributable to controlling shareholders	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,623,917)	23,886,153
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,617,510)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	48,950	17,681	-	-	-	-	-	(66,631)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	498,183	(163,951)	983	2,844	442	(1)	-	-	-	-	(1,097)	307,049	(337,403)	307,050
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	5,045,688	1,239,409	136,905	-	-	-	443,457	-	-	186,658	4,377	9,000,505	(7,056,494)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,454	73,645	131,211	(404,235)	131,211
Accumulated profit	-	-	111,619	(74,486)	(108,493)	(11,312)	(286,635)	-	-	-	-	-	369,307	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	305,514	305,514
TOTAL	23,351,377	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,046	235,582	601,581	1,824,990	25,358,894	(29,727,630)	55,819,074

RESULTS | 1Q24	42

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements				Energy Sold (GWh)
	Mar-24	Mar-23	∆%		1Q24	1Q23	Δ%

Copel DIS	########	########	1.70	-	5,858	5,655	3.6
Captive Market	5,118,793	5,033,019	1.70	-	5,753	5,150	11.7
Concessionariesand Licensees	2	2	-		24	22	8.4
CCEE (Assigments MCSD EN)	180	304	(40.79)		35	48	(28.1)
CCEE (MVE)	-	-	-		0	0	-
CCEE (MCP) [2]	-	-	-		47	435	(89.2)
Copel GeT	532	389	36.76	-	4,657	4,560	2.1
CCEAR(Copel DIS)	4	3	33.33	-	34	33	3.0
CCEAR(other concessionaries)	119	101	17.82	-	586	569	3.0
Free Customers	-	-	-	-	0	0	-
Bilateral Agreements (Copel Mercado Livre)	403	273	47.62	-	3,788	3,492	8.5
Bilateral Agreements [1]	6	12	(50.00)	-	50	153	(67.3)
CCEE (MCP) [2]	-	-	-	-	199	313	(36.4)
Wind Farms Complex	662	589	12.39	-	1,121	1,109	1.1
	19	15	26.67	-	31	23	34.8
CCEAR(other concessionaries)	618	541	14.23	-	568	480	18.3
CER	10	10	-	-	236	226	4.4
Bilateral Agreements (Copel Mercado Livre)	4	8	(50.00)	-	88	122	(27.9)
Bilateral Agreements	11	15	(26.67)	-	121	131	(7.6)
CCEE (MCP) [2]	-	-	-	-	77	127	(39.4)
Copel Mercado Livre	1,487	1,690	(12.01)	-	6,042	5,893	2.5
Free Customers	1,323	1,561	(15.25)	-	2,608	2,927	(10.9)
Bilateral Agreements (Group Companies)	-	-	-	-	154	0	-
Bilateral Agreements	164	129	27.13	-	3,213	2,820	13.9
CCEE (MCP) [2]	-	-	-	-	67	146	(54.1)
Total Copel	########	########	1.70		17,678	17,217	2.7
Eliminations (operations with Group companies)	-	-	-		4,095	3,776	8.4
Total Consolidated Copel	-	-	-		13,583	13,441	1.1
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers				Consumed Energy (GWh)
	Mar-24	Mar-23	∆%		1Q24	1Q23	Δ%
Residential	########	########	2.0		2,683	2,254	19.0
Industrial	69,079	69,571	(0.7)		3,024	2,950	2.5
Captive	67,698	68,411	(1.0)		435	474	(8.3)
Free	1,381	1,160	19.1		2,589	2,475	4.6
Commercial	442,397	433,318	2.1		1,949	1,697	14.8
Captive	440,550	431,819	2.0		1,302	1,167	11.6
Free	1,847	1,499	23.2		646	530	22.1
Rural	321,503	329,308	(2.4)		740	680	8.8
Captive	321,421	329,257	(2.4)		690	640	7.8
Free	82	51	60.8		50	40	24.5
Others	55,554	54,158	2.6		648	616	5.1
Captive	55,537	54,146	2.6		642	614	4.5
Free	17	12	41.7		5	2	206.6
Total Captive Market	########	########	1.7		5,753	5,150	11.7
Total Free Market	3,327	2,722	22.2		3,291	3,046	8.0
Supply to Concessionaries	7	7	-		240	221	8.3
Total Grid Market	########	########	1.7		9,284	8,418	10.3
Micro and Mini Distributed Energy Generation	336,359	249,709	34.7		(667)	(431)	55.0
Total Billed Market					8,616	7,987	7.9

RESULTS | 1Q24	43

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	Dec-23	Dec-22	Δ%	Product Class*	Validity*
	Average MW
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	102	290.10	278.14	4.3%	SP100	07.01.2020	12.31.2040
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	8	315.25	302.37	4.3%	SP100	01.01.2018	12.31.2042
Auction - CCEAR 2015 - 2044 (HPP Colíder)	130	221.22	211.95	4.4%	SP89	01.01.2019	12.31.2044
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	38	231.28	221.22	4.5%	SP89	11.12.2018	11.11.2048
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	15	261.78	0.00	0.0%	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	17	262.42	262.70	-0.1%	-	-	-
Total / Tariff Weighted Average Supply	257	303.25	277.10	9.4%	-	-	-
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Mar-24	Mar-23	Δ%
	Average MW
Itaipu [1]	491.6	204.60	181.66	12.6%
Auction – CCEAR 2010 – H30	75.5	301.38	289.97	3.9%
Auction – CCEAR 2010 – T15 [2]	60.1	195.94	185.46	5.7%
Auction – CCEAR 2011 – H30	62.3	310.73	298.96	3.9%
Auction – CCEAR 2011 – T15 [2]	53.7	263.79	237.56	11.0%
Auction – CCEAR 2012 – T15 [2]	107.5	184.06	171.88	7.1%
Auction – CCEAR 2016 – T20 [2]	26.6	(114.53)	219.77	-152.1%
Angra	97.7	344.81	328.91	4.8%
CCGF [3]	481.5	160.60	146.89	9.3%
Santo Antônio	148.8	192.84	185.53	3.9%
Jirau	247.5	169.67	163.25	3.9%
Others Auctions [4]	783.4	216.86	207.59	4.5%
Total /Average Purchuse Tariff	2,636.0	203.69	192.66	5.7%
Contains PIS and COFINS
[1]Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Mar-24	Mar-23	Δ%

Industrial		551.56	503.86	9.5%
Residential		545.20	529.5	3.0%
Commercial		614.07	607.35	1.1%
Rural		596.54	571.89	4.3%
Other		467.64	410.91	13.8%
Retail Tariffsupply average tariff		616.50	586.37	5.1%
Demand average tariff (R$/kW)		38.16	30.08	26.9%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

RESULTS | 1Q24	44

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
			R$'000
Electricity Purchased for Resale	1Q24	1Q23	Δ%
Purchase of energy in the regulated party - CCEAR	955,517	925,468	3.4
Itaipu Binacional	213,086	212,917	(32.9)
Câmara de Comercialização de Energia - CCEE	65,834	99,546	16.5
Micro and mini generators and customer repurchase	427,943	249,169	66.6
Proinfa	84,217	91,413	(15.3)
Bilateral Agreements	403,569	451,943	(23.4)
Fair value in the purchase and sale of energy	12,839	-	-
(-) PIS/Pasep and Cofins	(189,538)	(209,478)	(14.7)
TOTAL	1,973,467	1,820,978	(4.7)

			R$'000
Charges of the main distribution and transmission grid	1Q24	1Q23	Δ%
Itaipu transportation charges	(53,116)	(36,712)	25.7
System Service Charges - ESS	(13,083)	(4,039)	(76.7)
System usage charges	(662,464)	(571,152)	25.8
Charge reserve energy - EER	(105,679)	(138,655)	52.3
System usage charges - Provisions	(51)	(2,189)	470.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	86,319	76,289	16.1
TOTAL	(748,074)	(676,458)	10.6

RESULTS | 1Q24	45

Exhibit III - ENERGY MARKET> ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET - Mar-24	2024	2025	2026	2027	2028
Own Resources GeT	2,090	2,061	2,067	2,070	2,078
GeT (1)	1,491	1,469	1,472	1,465	1,453
GPS (CCGF) (2)	73	73	73	73	73
Bela Vista + FDA	526	519	522	532	552
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	72	61	-	-	-
TOTAL OWN RESOURCES + SOLD	2,706	2,666	2,611	2,614	2,622
TOTAL SOLD	2,337	2,177	1,646	1,434	1,190
Sales (Regulated)	766	781	781	781	780
Sales (Regulated) %	28%	29%	30%	30%	30%
Sales (Free Market)	1,571	1,396	865	653	410
Sales (Free Market) %	59%	53%	34%	25%	16%
Total Available	368	488	964	1179	1430
Total Available (%)	13%	18%	36%	45%	54%
Avarege price of energy sold (R$)	174.86	171.55	179.26	184.66	197.86
Reference: March/24
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredoand Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) The GPS CCGF RAG is not considered in the calculation of average prices.

Comments:
1- Excluding losses and internal consumption.
2- Considering the GFs of wind SPEs constant for all periods.
3- Considering the Sales of wind SPEs constant for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until March/2024.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 - Average gross energy prices (with PIS/COFINS and without ICMS)
8- Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo and Salto Caxias.

RESULTS | 1Q24	46

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Amount MW average/year	Start ofSupply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	304.68	5.70	01.01.2013	12.31.2032
GE Farol S.A.		295.80	9.10
GE Olho D’Água S.A.		295.80	14.90
GE São Bento do Norte S.A.		295.80	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	298.96	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		298.96	12.80
Nova Asa Branca III Energias Renováveis S.A.		298.96	12.50
Nova Eurus IV Energias Renováveis S.A.		298.96	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	210.69	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		210.69	16.00
Ventos de Santo Uriel S.A.		209.06	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	247.83	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		247.83	9.10
UEE Guajiru S.A.		247.83	8.30
UEE Jangada S.A.		247.83	10.30
UEE Maria Helena S.A.		247.83	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		247.83	10.60
UEE Potiguar S.A.		247.83	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	234.75	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		234.75	10.00
CGE São Bento do Norte III S.A.		234.75	9.60
CGE São Miguel I S.A.		234.75	8.70
CGE São Miguel II S.A.		234.75	8.40
CGE São Miguel III S.A.		234.75	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	126.22	8.20	01.01.2024	12.31.2043
Vila Maranhão I		126.22	8.30
Vila Maranhão II		126.22	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		126.22	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	105.29	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	128.77	1.60	01.01.2025	12.31.2044
Jandaira II		128.77	4.10
Jandaira III		128.77	4.40
Jandaira IV		128.77	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	136.12	11.70	01.01.2023	12.31.2042
Aventura III		136.12	12.80
Aventura IV		136.12	14.10
Aventura V		136.12	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	138.93	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		138.93	17.00
Santa Rosa & Mundo Novo III		138.93	18.00
Santa Rosa & Mundo Novo IV		138.93	7.50
Santa Rosa & Mundo Novo V		138.93	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	204.37	13.10	07.01.2014	06.30.2034
Reduto		204.37	13.90
Santo Cristo		204.37	14.80
São João		204.37	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until mar/24 (Reference apr/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

RESULTS | 1Q24	47

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	1Q24	1Q23	1Q24	1Q23	1Q24	1Q23	1Q24	1Q23	1Q24	1Q23	1Q24	1Q23
Own Generation			5,998	5,498	641	833					6,639	6,331
Purchased energy	6,150	6,137	86	47	158	106	6,042	5,893	4,094	3,775	8,342	8,408
Copel Mercado Livre					154				154	0	0	0
Companies of the group	64	55				106	3,876	3,614	3,940	3,775	0	0
Itaipu	1,134	1,174									1,134	1,174
Auction – CCEAR	3,390	3,358									3,390	3,358
CCEE (MCP)	182	0									182	0
Angra	213	215									213	215
CCGF	1,048	1,216									1,048	1,216
Proinfa	106	101									106	101
Other (1)	13	18			4	0	2,166	2,269			2,183	2,287
Elejor								10			0	10
Dona Francisca			33	33							33	33
MRE Receipt			53	14							53	14
Avaiable	6,150	6,137	6,084	5,545	799	939	6,042	5,893	4,094	3,775	14,981	14,739
Captive Market	5,753	5,150									5,753	5,150
Concessionaires (2)	24	22									24	22
CCEE concessionaire supply (3)			46	47							46	47
CCEE (MCSD EN Assignments) (4)	35	48									35	48
CCEE (MVE) (5)	0	0									0	0
CCEE (MCP) (6)	47	435	199	313	77	127	67	146			390	1,021
Free Customers							2,608	2,927			2,608	2,927
Bilateral Agreements			4	106	121	131	3,213	2,820		106	3,338	2,951
Auction – CCEAR (7)			586	569	568	480					1,154	1049
MRE assignment (8)			1,427	985							1,427	985
CER (9)					236	226					236	226
Copel Mercado Livre			3,788	3,492	88	122			3,876	3,614	0	0
Companies of the group			34	33	31	23	154		218	55	1	1
Losses and Differences (10)	291	482			-322	-170					-31	312

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

RESULTS | 1Q24	48

Exhibit III - ENERGY MARKET> ENERGY FLOW

ENERGY FLOW CONSOLIDATED 1Q24

GWh

Own Generation

6,639 **44.3%**

Purchased energy

8,342 **55.7%**

CCEAR:	3,390
Itaipu:	1,134
Dona Francisca:	33
CCEE (MCP):	182
Angra:	213
CCGF:	1,048
MRE:	53
Elejor:	0
Proinfa:	106
Other[1]:	2,183

Total Available Power

14,981

Captive Market

5,753 **38.4%**

Concessionaires[2]

24 **0.2%**

Electricity sales to distributor CCEE[3]

46 **0.3%**

Assignment MCSD EN[4]

35 **0.2%**

CCEE (MVE)

0 **0.0%**

Free Customers

2,608 **17.4%**

Supplied Energy

6,545 **43.7%**

Contratos Bilaterais	3,338
CCEAR:	1,154
CER:	236
CCEE (MCP):	390
MRE:	1,427

Losses and Differences

-30 **-0.2%**

Basic network losses:	119
Distribution losses[5]:	115
CG contract allocation:	57
Wind Farms[6]:	(321)

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

RESULTS | 1Q24	49

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY
MANAGEMENT
Copel Staff List	2019	2020	2021	2022	2023	mar-24
Geração e Transmissão	1,620	1,533	1,523	1,487	1,477	1,445
Distribuição	4,964	4,641	4,430	4,257	4,203	4,126
Telecomunicações	412	355	-	-	-	0
Holding	61	96	169	84	83	80
Comercialização	38	42	44	47	41	43
Serviços	-	-	-	217	-	-
TOTAL	7,095	6,667	6,166	6,092	5,804	5,694

Cotrolated Staff List	2019	2020	2021	2022	2023	mar-24
Compagás	148	142	133	132	129	132
UEG Araucária	16	17	15	15	14	14
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		162.6
Total Copel GET			6,613.1		2,964.7
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		54.2
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	11		353.9		191.9
TOTAL Copel Group			6,967.0		3,156.6

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,053.6
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		512.6
Substation (amount)		8
TOTAL	TL	9,685		1,566.2
	Substation	53

DISTRIBUTION
Distribution lines (km)	212,101			Captive customers	5,118,793
Substations	394			Customers by distribution employee	1,241
Installed power substations (MVA)	11,891			DEC (in hundredths of an hour and minute)	8.21
Municipalities served	395			FEC (number of outages)	5.37
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,487
Energy sold (GWh)	6,042

RESULTS | 1Q24	50

Exhibit IV - OPERATIONAL DATA> GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 1Q24 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	6,040.2
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	5,929.9
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	1,726.8	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	1,802.6	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	1,642.5	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	350.8	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	245.6
- Copel GeT(30%)	78.0	31.1	105.3
Colíder(5)	300.0	178.1	365.0	01.30.2046
Guaricana(5)	36.0	16.1	42.1	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	100.0
Bela Vista(2)	29.8	18.6	22.7	01.02.2041
Cavernoso (5)	1.3	1.0	0.3	06.23.2033
Cavernoso II(5)	19.0	10.6	16.0	12.06.2050
Chaminé (5)	18.0	11.6	28.7	08.02.2028
Apucaraninha (5)	10.0	6.7	15.9	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	12.3	06.21.2032
São Jorge (5)	2.3	1.5	3.9	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	10.4
Marumbi	4.8	2.4	7.4	(6)
Chopim I	2.0	1.5	1.2	(3)
Melissa	1.0	0.6	0.2	(3)
Salto do Vau	0.9	0.6	1.7	(3)
Pitangui	0.9	0.1	-	(3)
Thermal Power Plant	20.0	17.7	3.0
Figueira	20.0	17.7	3.0	03.27.2019
Wind Power Plants	1,130.2	561.3	690.4
Eólica de Palmas (4)	2.5	0.4	0.6	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	58.4
GE Boa Vista S.A.	14.0	5.2	6.3	04.28.2046
GE Farol S.A.	20.0	8.8	12.1	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	20.4	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	19.6	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	79.6
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	11.9	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	10.6	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	8.7	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	12.0	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	10.1	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	17.3	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	9.1	04.09.2047
Complexo Eólico Cutia	180.6	71.4	111.3
UEE Cutia S.A.	23.1	9.6	14.1	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	14.3	05.11.2050
UEE Guajiru S.A.	21.0	8.3	11.3	01.05.2042
UEE Jangada S.A.	27.3	10.3	18.8	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	17.1	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	17.6	05.11.2050
UEE Potiguar S.A.	27.3	11.5	18.0	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	72.9
CGE São Bento do Norte I S.A.	23.1	10.1	13.7	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	13.4	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	13.9	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	11.2	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	10.4	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	10.3	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	114.7
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	21.0	01.14.2054
Vila Maranhão I	32.0	17.8	20.8	01.11.2054
Vila Maranhão II	32.0	17.8	20.2	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	19.7	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	33.1	12.06.2054
Complexo Jandaira	90.1	46.9	53.3
Jandaira I	10.4	5.6	7.7	04.02.2055
Jandaira II	24.3	12.3	15.1	04.02.2055
Jandaira III	27.7	14.8	16.9	04.02.2055
Jandaira IV	27.7	14.2	13.5	04.02.2055
Aventura [9]	105.0	65.0	84.5
Aventura II	21.0	13.1	16.9	06.05.2053
Aventura III	25.2	15.5	19.6	06.11.2053
Aventura IV	29.4	18.5	24.9	06.05.2053
Aventura V	29.4	17.9	23.0	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	115.2
Santa Rosa e Mundo Novo I	33.6	17.3	18.9	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	24.1	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	27.4	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	26.5	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	18.3	06.01.2053
TOTAL	6,018.7	2,646.9	6,733.7
(1) RAG of R$160.9 million, updated by Aneel's Resolution No. 3,225, of July 18, 2023.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021, 2932/2021  and  3.242/2023.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

RESULTS | 1Q24	51

Exhibit IV - OPERATIONAL DATA> GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [6] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.3	3.4
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [3] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia-51%	108.0	57.1	52.9	28.0	(4)
Solar		2.3	-	1.1	-
Solar Paraná [5]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,706.2	910.9	948.0	509.7
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2]Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3]Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. The most recent data from SIGA/ANEEL indicate aAssured power of 267 MW, however, there is no Assured power for the operation of the plant under the terms of MME Ordinance No. 64/2023.
[4] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[5] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[6]Extension of Grant according to REH 3.242/2023.

RESULTS | 1Q24	52

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,815	665.7	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	16.8	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.6	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.0	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	43.6	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.8	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	12.2	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.9	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.0	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	27.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	154.8	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.0	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	27.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.9	03.04.2035
Subtotal Copel GeT [7]			3,705	45	15,737	1,053.6
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	16.4	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	24.7	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	133.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	69.0	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	44.5	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	68.1	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	156.4	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	512.6
Total			9,685	53	20,837	1,566.2
1 Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2023, according to REH 3.216/2023 - Technical Note No. 39/2023 – STR/ANEEL, of December 30, 2023. Considers investments that came into operation until 03/31/2024.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2023-2024 cycle, excluding the RBSE, according to REH 3,216/2023, is R$ 146.1 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,216/2023 was published.
4 As of 10.31.2018, the APR was reduced by 50%.
5 The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
6 As of 07/09/2021, the APR was reduced by 50%.
7 Consolidated Result.
8 Equity Income.

RESULTS | 1Q24	53

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,118,793	1,068	395	13,8 kV	-	-	113,146
			34,5 kV	236	1,694	91,409
			69 kV	36	2,477	778
			88 kV	-	5	-
			138 kV	122	7,715	6,768
				394	11,891	212,101
Consumer-to-employee ratio DIS	2019	2020	2021	2022	2023	Mar-24
Captive Consumers	4,713,240	4,835,852	4,926,608	5,011,555	5,098,006	5,118,793
Copel Dis employees	4,964	4,641	4,430	4,257	4,203	4,126
Consum/Emp	949	1,042	1,112	1,177	1,213	1,241

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023	7.86	5.21
	Mar-24	8.21	5.37
¹DEC measured in hours and hundredths of an hour ²FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Mar-20	6.05%	5.98%	4.70%	2.80%	8.14%	7.29%
Mar-21	6.05%	6.00%	4.70%	4.37%	8.12%	7.97%
Mar-22	5.79%	5.77%	4.47%	4.13%	7.68%	7.54%
Mar-23	5.79%	5.74%	4.47%	5.35%	7.57%	7.92%
Mar-24	5.79%	5.72%	4.47%	3.15%	7.81%	7.21%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

RESULTS | 1Q24	54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 9, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.